Exhibit (c)(1)
Optimal Group Inc.
Formal Valuation
as at December 31, 2009
Report Date: March 12, 2010

March 12, 2010	PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Blvd. West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Fax +1 514 205 5695
CONFIDENTIAL

Mr. Tommy Boman
Chairman
Special Committee of the Board of Directors
Optimal Group Inc.
2 Place Alexis Nihon
Montréal, Quebec
H3Z 3C1
Subject: Optimal Group Inc. — Formal Valuation as at December 31, 2009
Dear Mr. Boman:
As agreed, we have determined the fair market value of the 5,148,735 issued and outstanding Class “A” shares of Optimal Group Inc. as at December 31, 2009. Enclosed herein is our Opinion stating that the fair market value of all of the Class “A” shares ranges between $2.01 and $2.55 per share.
These values are based on information available at the date of this report and are subject to the restrictions, limitations and assumptions described in our report.
We trust that you will find this information satisfactory and we remain at your disposal to discuss any matter that you deem appropriate.
Yours very truly,
Transaction Advisory Services
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

TABLE OF CONTENTS

1	INTRODUCTION	1
	1.1 Description of the proposed transaction	1
	1.2 Engagement	1
	1.3 Definition of fair market value	2

2	CREDENTIALS AND INDEPENDENCE OF PRICEWATERHOUSECOOPERS LLP	3
	2.1 Credentials of PricewaterhouseCoopers LLP	3
	2.2 Independence	3
	2.3 Restrictions, limitations and assumptions	4
	2.4 Scope of review	7

3	ECONOMIC OUTLOOK	8
4	OVERVIEW OF THE TOY INDUSTRY	9
5	OVERVIEW OF THE COMPANY	10
	5.1 History of the payments business	10
	5.2 WowWee	11

6	OPTIMAL HISTORICAL TRADING PRICE	16
7	FINANCIAL ANALYSIS	18
	7.1 WowWee	18
	7.2 Moneris Portfolio	22

8	FINANCIAL POSITION	23
	8.1 Toy business segment	24
	8.2 Payment processing business	25

9	VALUATION METHODOLOGIES	26
	9.1 Valuation approach	26
	9.2 Selected methodology used to value the Company	27

10	DETERMINATION OF FAIR MARKET VALUE	27

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	10.1 WowWee	29
	10.2 Payment processing business segment	32
	10.3 Fair market value of the liability related to a change of control and exchange offer	39

11	VALUATION SUMMARY	43
	11.1 Other considerations	43

12	VALUATION OPINION	43
APPENDICES
      A — SCOPE OF OUR WORK
      B — ECONOMIC OVERVIEW
      C — OVERVIEW OF THE VALUATION METHODOLOGIES
      D — WORKING CAPITAL ANALYSIS
      E — OVERVIEW OF THE VALUATION METHODOLOGIES

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1	INTRODUCTION
1.1 Description of the proposed transaction
We understand that 7293411 Canada Inc., (the “Offeror”) wishes to make an offer by way of take-over bid to the shareholders of Optimal Group Inc. (“Optimal” or the “Company”) to purchase all of the outstanding Class “A” shares of the Company, including Class “A” shares issuable upon the conversion, exchange or exercise of Options and Warrants, for a price of US$2.40 per Class “A” share (the “Proposed Transaction”).
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. (“PwC”) also understands that the Offeror is considering completing the Proposed Transaction by way of an “Insider Bid” within the meaning of Regulation 61-101 respecting protection of minority security holders in special transactions adopted by the Autorité des marchés financiers (Quebec) and Multilateral Instrument 61-101, “Protection of Minority Security Holders in Special Transactions”, adopted by the Ontario Securities Commission (“MI 61-101”). As used in this report, the term “Proposed Transaction” means the Insider Bid considered by the Offeror for the purpose of acquiring, directly or indirectly, all of the Class “A” shares (“Shares”) not currently owned by the Offeror by way of take-over bid, plan of arrangement, amalgamation, negotiated purchase or otherwise.
We further understand that the Board of Directors of Optimal (the “Board”) has appointed a Special Committee of the Board (the “Committee”) to review the terms of the Proposed Transaction and to advise the Board in relation to the Proposed Transaction and to review and determine which strategic options are available to the Company.
All amounts herein are expressed in United States dollars, unless stated otherwise. Certain figures have been rounded for presentation purposes.
1.2 Engagement
PwC was first contacted by a legal representative of the Committee on January 13, 2010. By letter of engagement dated January 14, 2010 (the “Engagement Agreement”), Optimal retained PwC to provide the Committee with a comprehensive valuation report (the “Report” or the “Formal Valuation” or the “Opinion”) related to the fair market value of all issued and outstanding Shares (the “En Bloc Value”) of Optimal as at December 31, 2009 (“Valuation Date”).
PwC’s Formal Valuation has been prepared in conformity with MI 61-101.

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We are to receive a fee, as stipulated in the Engagement Agreement, for completing the engagement. In addition, we are entitled to recover reasonable costs and expenses incurred in fulfilling the Engagement Agreement. In addition, pursuant to the Engagement Agreement, our legal liability to Optimal is limited, and we will be indemnified by Optimal under certain circumstances for liabilities arising in connection with our Formal Valuation.
We understand that our Formal Valuation will be for the use of the Committee and will be one factor, among others, that the Committee will consider in determining whether to approve and recommend the Proposed Transaction or any other such transaction for Optimal at or about the Valuation Date.
1.3 Definition of fair market value
For the purpose of our Report, we have used the concept of Fair Market Value (“FMV”), which is defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arm’s length and under no compulsion to act, expressed in terms of money or money’s worth. This definition is consistent with MI 61-101’s definition of fair market value.
Price obtained in a transaction reflects the final negotiated terms with respect to the purchase and sale of an asset or share. Price may differ from fair market value arrived at in a notional context as a result of a variety of factors, including type of consideration paid (i.e. cash versus shares), timing of receipt of the consideration (i.e. current versus deferred), different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.
The actual market price achieved may be higher or lower than concluded in our Formal Valuation, depending upon the circumstances of the transaction (for example, a competitive bidding environment) or the nature of the business (for example, a purchaser’s perception of potential synergies). The knowledge, negotiating ability and motivation of the buyers and sellers and the applicability of a discount or premium for control will also affect the actual market price achieved. Accordingly, our valuation conclusion will not necessarily be the price at which any transaction proceeds. The final transaction price is something on which parties themselves have to agree.

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2	CREDENTIALS AND INDEPENDENCE OF PRICEWATERHOUSECOOPERS LLP
2.1 Credentials of PricewaterhouseCoopers LLP
Our firm is a global network which provides industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. More than 155,000 people in 153 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice. In Canada, PwC and its related entities have more than 5,200 partners and staff in offices across the country.
Our valuation practice has broad experience in completing and defending, when necessary, assignments involving the valuation of companies and assets for various purposes, including transactions subject to public scrutiny, financial reporting matters, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax based corporate reorganizations and mergers and acquisitions activity.
2.2 Independence
PwC is not an associated or affiliated entity or issuer insider (as those terms are defined in MI 61-101) of Optimal or any member of senior management of Optimal and its subsidiaries (“Management”). PwC has not provided any financial advisory, audit or soliciting dealer services or participated in any financing involving the Company in the past two years other than the services provided under the Engagement Agreement.
There are no understandings, agreements or commitments between PwC and Optimal or its related parties with respect to future business dealings. PwC may, in the future, in the ordinary course of its business, provide professional services to Optimal.
The fees payable to PwC pursuant to the Engagement Agreement are not contingent, in whole or in part, on the conclusions reached in the valuation or the successful completion of the Proposed Transaction.
PwC has confirmed to the Committee that, to the best of our knowledge, we have no reason to believe that we are not independent for the purposes of MI 61-101.

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2.3 Restrictions, limitations and assumptions
In accordance with the Engagement Agreement, PwC has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Company, advisors and representatives including information, data and other material filed on EDGAR and SEDAR (collectively, the “Information”). This Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, PwC has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.
The Chief Financial Officer of the Company has represented to PwC in a representation letter dated March 16, 2010 that, to the best of his knowledge and belief:
i)	With respect to any portions of the Information that constitute forecasts, projections or estimates provided to PwC in connection with its engagement, such forecasts, projections or estimates (“FOFI”) (a) were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company; (b) were prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial condition, plans and prospects of the Company and its subsidiaries, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI (as of the date of the preparation thereof) not misleading in light of the circumstances in which such FOFI was provided to PwC.

ii)	To the extent that any of the Information is historical, there have been no changes or occurrences since the respective dates thereof that render, or could reasonably be expected to render, any of that Information untrue or misleading in any material respect that have not been generally disclosed and reflected in documents filed on EDGAR or disclosed by the Company to PwC in connection with its engagement or updated by more current information, data or other material provided to PwC.

iii)	Since the dates on which the Information was provided to PwC, no major contract has been entered into or contemplated by the Company, and there is no plan or proposal for any restructuring of, or material changes in, the business or affairs of the Company which has not been disclosed to PwC or otherwise publicly disclosed and reflected in documents filed on EDGAR or SEDAR, other than the transactions contemplated by the Proposed Transaction.

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iv)	The Company has no material contingent liabilities or assets other than as disclosed in the Information.

v)	Except as publicly disclosed and reflected in documents filed on EDGAR or SEDAR or as disclosed to PwC by the Company in connection with its engagement:
a)	the Company has no plans, and Management is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company;

b)	there are no appraisals or valuations known to Management relating to the Company or any of its securities or material assets that have been prepared in the preceding 24 months which have not been provided to PwC, and no valuation or appraisal relating to any of the foregoing has been commissioned by or on behalf of the Company or is known to Management to be in the course of preparation;

c)	no offers or negotiations relating to the purchase or sale of any material assets of the Company or with respect to all or a material portion of the securities of the Company have been made or received in the preceding 24 months which have not been disclosed to PwC; and

d)	Except as disclosed on the Information, there are no action suits, proceedings or inquiries pending or threatened against or affecting the Company at law or in equity or before any federal, state, provincial, municipal or other governmental department, court, commission, bureau, board, agency or instrumentality which could reasonably be expected to materially and adversely affect the Company.
vi)	There are no facts regarding the Company’s assets, liabilities, affairs, prospects or condition (financial or otherwise) that have not been disclosed to PwC in the Information that could reasonably be expected to materially affect the Company.

vii)	Management reviewed our draft report dated March 12, 2010 and they are not aware of any errors, omissions or misrepresentations of facts which might have a material impact on our Opinion.
The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the Valuation Date, and the condition and prospects, financial and otherwise, of the Company, as they were reflected in the Information reviewed by PwC. In its analyses and in preparing the Opinion, PwC made numerous judgments with respect to industry performance, general business, market and economic conditions and other

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matters, many of which are beyond the control of any party involved in the Proposed Transaction.
The Opinion has been prepared and provided solely for the use of the Committee and the Company’s board of directors and for inclusion in the Offeror’s take-over circular and the director’s circular of the Company’s board of directors relating to the Proposed Transaction, and may not be used or relied upon by any other person without our express prior written consent. We do not accept responsibility for any losses arising from the unauthorized or improper use of this Opinion. Subject to the terms of the Engagement Agreement, PwC consents to the publication of the Opinion in its entirety and a summary thereof (in a form acceptable to PwC) in the Offeror’s take-over circular and the director’s circular of the Company’s board of directors relating to the Proposed Transaction and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada.
PwC expresses no opinion herein concerning the future trading prices of the securities of the Company and makes no recommendation to the minority shareholders with respect to the Proposed Transaction.
PwC has based the Opinion upon a variety of factors. Accordingly, PwC believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
We reserve the right to make revisions to our Opinion and conclusions should we be made aware of facts existing at the Valuation Date which were not known by us at such date.
In view of the nature of this assignment, we have not been able to expose the Shares to the marketplace to determine whether there are any potential buyers which, for their own particular reasons, might be prepared to consider values other than those determined by us herein.
PwC has assumed that the operations between September 30, 2009 (date of the last available consolidated financial statements — 10Q) and the Valuation Date were carried out in the normal course of business. At the date of this report, the Chief Financial Officer has informed us that the Earnings before interest, tax, depreciation and amortization (“EBITDA”) would amount to a loss of approximately $11.5M for the fourth quarter ended December 31, 2009.

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Our compensation is not contingent on an action or event resulting from the use of our Report.
The individuals that prepared the Report did so to the best of their knowledge, acting independently and objectively. This mandate was carried out under the supervision of Pierre Maillé, MSc. Finance, CBV, and Bernard Lauzon, CA, CBV. These two persons are members of the Canadian Institute of Chartered Business Valuators.
Our Report has been prepared in conformity with Practice Standards of the Canadian Institute of Chartered Business Valuators.
2.4 Scope of review
In preparing this Report, we reviewed and relied upon the financial documentation and other information set out at Appendix A.
In addition, we obtained information regarding the Company, business and industry through meetings and discussions with senior members of Management of Optimal and WowWee and the Committee:
Optimal
•	Mr. Neil S. Wechsler, Co-Chairman and Chief Executive Officer

•	Mr. Holden L. Ostrin, Co-Chairman

•	Mr. Gary S. Wechsler, C.A., Chief Financial Officer

•	Mr. Leon P. Garfinkle, Senior Vice President, General Counsel and Secretary

•	Mr. Bradley McKenna, MBA, CA, Vice President Administration and Human Resources
WowWee Canada Inc.
•	Mr. Richard Yanofsky, President
PwC has not, to the best of its knowledge, been denied access by Optimal to any information requested by PwC.
We also had discussions with Mr. David Souaid, president of Sterling Payment Solutions Inc. (“Sterling”). Finally, we have met with representatives of Genuity Capital Markets, financial advisor to the Committee.

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3	ECONOMIC OUTLOOK
A detailed discussion of the general United States and European economic conditions as at the Valuation Date is set out in Appendix B, highlights of which are presented below:
United States
Despite improving economic conditions in the latter half of 2009, real GDP is expected to contract by 2.4% for the year as a whole. However, strength in GDP Q4 2009 has improved outlook for the US economy, with a forecasted real GDP growth of 2.7% in 2010. Consumer and business confidence has increased somewhat from the cyclical lows in 2008, but considerable pessimism persists. Inflation is expected to rebound to 2.1% in 2010. The dollar is expected to continue to depreciate over the longer term.
The following table highlights key US economic indicators on or about the Valuation Date:

(annual % change unless otherwise indicated)	2008	2009	2010f	2011f	Q3 ‘09	Q4 ‘09	Q1 ‘10f	Q2 ‘10f
Real GDP[1]	0.4	-2.4	2.7	2.9	2.2	5.7	2.7	2.8
Consumer expenditure[2]	-0.2	-0.6	1.9	2.9	2.8	2.0	1.9	2.0
Durable goods[2]	-4.5	-4.0	3.1	2.8	20.4	-0.9	2.5	1.7
Disposable personal income[3]	0.5	1.3	2.4	3.3	2.1	1.8	2.2	1.6
Unemployment rate (%)[4]	5.8	9.3	10.0	9.0	9.6	10.0	10.2	10.1
Consumer Price Index[5]	3.9	-0.4	2.1	2.1	-1.6	1.4	2.8	2.2
Fed funds rate (%)[6]	1.25	0.25	0.75	2.04	0.25	0.25	0.25	0.25
10-Year government bond yield (%)[6]	2.21	3.84	4.19	4.69	3.31	3.84	3.71	3.92
Current account balance ($billions)[7]	-706	-430	-470	-475	-432	-480	-468	-467
Exchange rate (US$/Euro)[2]	1.47	1.39	1.45	1.47	1.43	1.48	1.41	1.43
Housing starts (millions)[3]	0.90	0.55	0.67	0.90	0.59	0.55	0.60	0.64

[1]	Bloomberg, quarterly figures are quarter-over-quarter annualized per cent change.

[2]	BMO, Capital Markets Economics, quarterly figures are quarter-over-quarter annualized percent change.

[3]	BMO, Capital Markets Economics, figures are year-over-year percent change.

[4]	Bloomberg, figures are as of end of period.

[5]	Bloomberg, quarterly figures are year-over-year as of the end of quarter.

[6]	Bloomberg, figures are as of end of period.

[7]	BMO, Capital Markets Economics, quarterly figures are annualized.

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Europe
The following table highlights key economic indicators of the European Union on or about the Valuation Date:

	2007	2008	2009f	2010f
Real GDP (% change)	2.8	0.6	-3.9	1.2
Consumer Price Index (% change)	2.1	3.3	0.3	1.3
Current account balance (% of GDP)	0.4	-1.0	-0.8	-0.5
Unemployment (%)	7.5	7.6	9.4	10.5
Source: Bloomberg Economic Forecasts

4	OVERVIEW OF THE TOY INDUSTRY[1]
The US toy industry recovered from declining sales in the early 2000s, posting an annual growth rate of 1.0% over the five years from 2005 to 2009. After growing by 2.7% in 2007, industry sales rose marginally by 0.8% to $4.37 billion in 2008. In addition to the slowing economy, the weakness in the industry can be mainly attributed to product recalls which affected over 200 million toys. In 2009, industry sales contracted by 2.5% to $4.27 billion, due mainly to the global economic downturn.
The North American market represents 33% of total global sales, followed by Europe at 30% and Asia at 24%. The demand for toys has been driven primarily by trends in toy preferences by children under 14 years of age as well as fluctuations in real personal disposable income and consumer sentiment.
The US toy manufacturing industry is in the mature phase of its life cycle. The industry is highly concentrated, dominated by Mattel and Hasbro which collectively have a market share of 70.0%. The number of toy manufacturers has been declining at a rate of 2.8% per year. With the influx of cheaper imports which depressed profit margins, some toy manufacturers have been forced out of the market while others have moved their production to overseas markets such as China in order to reduce production costs.

[1]	Sources: IBISWorld, Toy, Doll & Game Manufacturing in the U.S., January 27, 2010; First Research, Toy Manufacture, November 16, 2009; Rochdale Research, Hasbro Inc.¸ March 31, 2009

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Due to many ill-fated acquisitions in the 1990s, further consolidation of the industry is not expected. Merger and acquisition activity is expected to involve mainly larger companies acquiring smaller companies that are complementary to their existing portfolio.
One of the major trends of the toy industry is “age compression”, whereby children are maturing faster and outgrowing toys at a younger age than the target age. Children have increasingly switched from traditional toys to more “adult-like” merchandise and digital forms of entertainment at younger ages. According to NPD Group, the use of MP3 players by children under the age of 14 increased six times over the period from 2005 to 2009. However, given the current rate of penetration, it is expected that the growth rate of digital electronics will slow.

5	OVERVIEW OF THE COMPANY
Optimal operates in the consumer robotic, toy and entertainment products segment under the name WowWee but also has a portfolio of small retail point-of-sale merchants.
5.1 History of the payments business
Optimal was incorporated in 1984 under the federal laws of Canada. Optimal has operated and, through various subsidiaries, has actively managed a variety of businesses. Founded as a developer of retail point-of-sale self-checkout systems, the Optimal Group of companies first expanded into the complementary business of providing depot repair and field services to retail, financial services and other third party accounts. In 2004, Optimal sold its self-checkout business and entered the payment processing business through its acquisition of the Terra Payments Inc. (now the Optimal Payments Corp.). The depot repair and field services business was sold in September 2006.
Immediately following the enactment of the Unlawful Internet Gambling Enforcement Act of 2006 (the “Act”) on October 13, 2006, the Company’s then majority-owned subsidiary, FireOne Group plc, ceased to process settlement transactions originating from United States consumers. Following announcements by the United States Attorney’s Office in the Southern District of New York relating to its investigation of the US Internet gambling industry, the Company initiated discussions with the United States Attorney’s Office in the Southern District of New York.
On October 30, 2009, Optimal announced that it had entered into a non-prosecution agreement with the Office of the United States Attorney for the Southern District of New York. Under the terms of the non-prosecution agreement, a total of $19,182,418 was forfeited to the United

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States by the Company and its subsidiaries, as disgorgement of property involved in and proceeds received from the payment processing services that were provided by the Company’s subsidiaries to Internet gambling merchants in relation to the US customers of such merchants. Optimal and the United States Attorney’s Office agreed that the $19,182,418 previously seized, which had been presented as restricted cash on the Company’s consolidated balance sheets, would be applied to satisfy the forfeiture obligation.
Following the sale in 2008 and 2009 of assets from the payment processing segment, Optimal’s involvement in this segment is limited to the processing by Optimal of credit card payments for one portfolio of small retail point-of-sale merchants: the Moneris portfolio (“the Moneris Portfolio”). Optimal has subcontracted the customer service and sales agent management responsibilities related to this portfolio to an independent third party.
The payment processing business processes credit card payments for retail point-of-sale merchants. The payment processing business generates revenues primarily from fees charged to merchants for processing services. Fees charged to merchants typically include a discount rate, based upon a percentage of the dollar amounts processed, and a variety of fixed transaction fees. Merchant fees charged are based primarily upon the merchant’s transaction volume. Other fees are derived from a variety of fixed transaction fees, including fees for monthly minimum charge volume requirements, statement fees, annual fees and fees for other miscellaneous items, such as handling chargebacks. Revenue is recognized primarily at the time the transaction is performed.
5.2 WowWee
Optimal entered the consumer robotics, toy and entertainment products segment in November 2007 with the acquisition of WowWee Limited (“WowWee”). In August 2008, Optimal acquired Sablon Distribution S.A. (“Sablon”), a distributor of toy products in the Benelux countries, Austria and Germany, to strengthen and broaden WowWee’s direct distribution model and position WowWee closer to retailers and end users in Sablon’s market.
Based in Hong Kong, with offices in Carlsbad, California; New York, New York; Wauthier-Braine, Belgium; and Montréal, Quebec; WowWee designs, develops, markets and distributes technology-based, consumer robotic, toy and entertainment products.
5.2.1 WowWee’s acquisition
On November 7, 2007, Optimal acquired substantially all of the assets of WowWee, a privately-held company. The total purchase price paid for the WowWee business was

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$60.421M, consisting of a cash consideration of $46.57M, the issuance of 2,169,197 Shares at a price of $4.61(before share consolidation) for a fair value of $10M and a warrant to purchase 820,000 Shares having an estimated fair value $2.696M. The warrant has an exercise price of $5.56 per share (before share consolidation) and is exercisable for a period of 7 years ending November 7, 2014. The transaction costs amounted to $1.155M.
Prior to the acquisition, a due diligence report was prepared in July 2007. The following table shows the expected net sales revenue and EBITDA level for 2007:
In thousands of US dollars

		Due diligence
Projections for fiscal year 2007	Per WowWee	report

Net sales revenue	177,859	155,860
EBITDA	30,346	16,648

Implied purchase price on EBITDA projected	2.0	3.6

Actual results for 2007 (net sales revenue of $105M and EBITDA of $2.3M) were significantly below the expected level in July 2007 of net sales revenue and EBITDA, reflecting the considerable difficulty in accurately forecasting actual results.
5.2.2 WowWee products
WowWee showcases five product categories:
a)	WowWee Robotics: WowWee is best known for its line of robotic toys. In 2004, with the introduction of Robosapien, WowWee won its first award for entertainment robotic products that incorporate biomorphic robotics technology. The main products in the robotics line are presented below:
•	Robosapien, a robotic humanoid;

•	Roboraptor, a robotic dinosaur;

•	Femisapien, a female robot;

•	Tri-bot, a fast-moving, talking, interactive robot;

•	Robopet, a robotic dog; and

•	Robover, a tread-based, talking, roving explorer robot complete with sensor-based LED headlights, etc.

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b)	WowWee Flytech: In 2007, WowWee introduced its toy in the flight segment, the FlyTech Dragonfly, which was recognized by TIME magazine as one of “The Best Inventions of the Year”. The WowWee FlyTech main product line consists of the following:
•	Bladestar, with onboard sensors that enable it to detect and avoid obstacles;

•	Fun Flyer Moth, Mosquito and Butterfly, easy-to-use “charge and go” ornithopters;

•	Bat and Dragon, ornithopters capable of hovering flight;

•	Disney Fairies Tinkerbell, an easy-to-use vertical flying version of the Disney character;

•	Lightstar, an easy-to-use flyer with built-in LED lights;

•	Hoverpod, a fast moving vehicle capable of moving across carpet as well as smooth surfaces; and

•	Crash-FX, a toy vehicle that explodes into pieces upon impact and can be quickly reassembled with the “easy-snap” system.
c)	WowWee Alive: In 2005, WowWee introduced its WowWee Alive brand. In 2008, WowWee introduced the Alive Cubs: life-like plush animals that come “alive” when nurtured. Touch sensors trigger animated facial and vocal expressions; tilt sensors trigger responses to positional changes. Available in four different styles, the brand is expected to expand with WowWee Alive II, four new styles, WowWee Alive Minis and WowWee Alive Sleeping Cuties.

d)	Think Wow Toys: Think Wow Toys (“TWT”) develops, manufactures and markets various novelty and plush toys at a variety of price points. TWT products include plush, pillows, novelty food, action figures, dolls and fashion accessories primarily based on well known third party brands (such as Disney’s Fairies and Princess, Hannah Montana, High School Musical, Jonas Brothers and Winnie the Pooh).

e)	WowWee Technologies: In 2008, WowWee introduced Rovio, a Wi-Fi enabled mobile webcam that can be controlled remotely from anywhere in the world using a web-enabled device. In 2009, WowWee launched the Cinemin suite of ultra-portable, multimedia pico projectors, which are designed to work with mobile devices such as Apple iPod and iPhone.
In May 2010, WowWee will launch a new product, Paper Jamz. Paper Jamz is a range of cool new guitars and drums with unique technology that makes playing music easy to pick up and play. For example, Paper Jamz’s guitars look like real instruments, but are lighter and thinner and have no strings. To play, kids simply run their fingers over the printed strings, frets and

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neck of their guitar. In its budget prepared in January 2010, Optimal expects that Paper Jamz will generate over $50M in sales in 2010. As of the date of this report, we understand that the Company has received non-firm orders for approximately $90M to $100M from major retailers.
5.2.3 WowWee sales and manufacturing
The Company designs its own product prototypes and production tools, dies and moulds while the manufacturing of its products on a day-to-day basis is outsourced to third party manufacturers in China, many with whom WowWee has a longstanding relationship. Consistent with industry practice, the use of third party manufacturers allows WowWee to avoid incurring fixed manufacturing costs while improving flexibility, capacity and production technology.
The main suppliers of WowWee are: 1) Early Light, 2) Wah Shing and 3) Dynamic Industries. We understand that Early Light is the largest manufacturer in the toy industry supplying a major part of Mattel and Hasbro’s products. WowWee’s relationship with Early Light dates back more than 15 years. We understand that as a result of that relationship, Early Light has tolerated the delayed payment of its receivables.
5.2.4 WowWee distribution channel and customers
WowWee’s products are sold mainly in North America (65% in 2008 according to the 10-K report) with the balance being sold internationally through a range of brick and mortar channels such as grocery stores, pharmacies, toy shops, department stores and high-end consumer technology stores. WowWee’s products are also available online on WowWee’s website, on the US retail customers’ websites and through Internet-based “e-tailers” such as Amazon.com and Buy.com.
WowWee’s top five customers for each of the last two years are presented in the table below:

2008	2009
Distributor
BDI Archbrook Laguna	Sablon

Retailer
Target	Toys “R” US
Radio Shack	Target
Toys “R” US	Radio Shack
Costco Wholesale	Kmart

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In 2009, WowWee did not receive any significant orders from Walmart or Costco Wholesale. However, Walmart has shown significant interest in WowWee’s Paper Jamz 2010 new product line.
WowWee does not have written agreements with its customers. The majority of the orders are traditionally written during the first two quarters of the year, with shipments occurring throughout the year as new product becomes available. The majority of the product shipments occur during the third and fourth quarters of the year.
5.2.5 WowWee’s seasonality
As mentioned previously, WowWee’s sales are essentially made in the third and fourth quarters. In the toy business, seasonality factors cause operating results to fluctuate significantly from quarter to quarter. Operating results may fluctuate as a result of factors such as the timing of new products, the advertising activities of competitors, delivery schedules set by customers and the emergence of new market entrants.
These seasonal purchasing patterns and requisite production lead times cause risk in business associated with the underproduction of popular toys and the overproduction of toys that do not match consumer demand. Retailers also attempted to manage their inventories more tightly in recent years, requiring WowWee to ship products closer to the time the retailers expect to sell the products to consumers.
In anticipation of retail sales in the traditional holiday season, WowWee significantly increases production in advance of the peak selling period, resulting in a build-up of inventory levels over the first three quarters, and a corresponding peak in accounts receivable, which results in seasonal working capital financing requirements.
5.2.6 WowWee risk factors
The recent global economic deterioration and financial crisis adversely affected WowWee’s business and financial results. As WowWee designs, manufactures and markets a wide variety of consumer robotic, toy and entertainment products worldwide, WowWee’s sales are directly impacted by the level of discretionary consumer spending, which has deteriorated sharply in the United States and in many countries around the world in which WowWee’s products are sold.
WowWee’s sales are concentrated among a relatively small number of major retailer customers, which exposes WowWee to any financial difficulties, changes in purchasing preferences or policies these customers may experience or implement. Many of these key

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customers are mass-market retailers. In the past, the United States mass-market retail channel experienced significant shifts in market share among competitors, causing some large retailers to undergo liquidity problems. Certain of WowWee’s customers filed for bankruptcy in 2008 and 2009 and the recent global economic crisis has adversely affected the financial condition of most retailers. WowWee’s sales to customers are typically made on credit without collateral.
WowWee competes with a wide range of manufacturers, marketers and sellers of consumer electronics and play products, many of which are larger than Optimal and have greater financial resources.
As mentioned earlier, retail sales of WowWee’s products are susceptible to important seasonal variations, with a majority of sales occurring in the third and fourth quarters. As a result, WowWee’s operating results depend, in large part, upon sales made during this period. If WowWee’s sales, operating earnings or cash flows from operating activities during this period in any fiscal year are low, for whatever reason, WowWee may not be able to compensate sufficiently during the first three quarters of the fiscal year.
WowWee’s future success depends largely on the continued contribution of its key executives, designers and technical personnel in order to introduce novel and attractive toys to the market and satisfy consumer preferences.
6 OPTIMAL HISTORICAL TRADING PRICE
Optimal’s stock price has decreased significantly over the past three years from $9.34 ($46.70 after consolidation of shares) per share as at January 3, 2007 to $0.39 ($1.95 after consolidation of shares) per share as at August 26, 2009. As at August 27, 2009, Optimal consolidated its stock 5:1. As at December 31, 2009 and March 12, 2010, Optimal’s stock price was $1.72 (5-day average) and $1.64, respectively.
The following table summarizes the volume and price of Optimal’s stock over the last two years on a quarterly basis:

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	Adjusted closing price		Trading volume
	Low	High	Daily average	Total
Q1 2008	2.15	9.65	15,316	934,285
Q2 2008	8.30	13.70	11,237	719,153
Q3 2008	10.45	17.10	16,534	1,058,189
Q4 2008	13.75	23.30	18,509	1,184,558
Q1 2009	1.20	3.85	27,737	1,691,966
Q2 2009	1.40	3.60	18,899	1,190,638
Q3 2009	1.80	3.20	14,272	913,437
Q4 2009	1.62	3.50	13,829	885,043
Source: CapitalIQ, 10-K
Optimal shares are relatively illiquid based on the total trading volume of the last five quarters.
The Shares are listed on the NASDAQ and trade under the symbol “OPMR”. The following graph shows the historical trading price of the shares:

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7 FINANCIAL ANALYSIS
7.1 WowWee
The comparative summary showing the financial results of WowWee for the last six years and the forecasted results for 2010 is presented below. The financial results include Sablon starting in August 2008.

	Years ended and ending December 31 1,2,3,4& 5							Budget FY 2010[6]
In thousands of US dollars	2004	2005	2006	2007	2008	2009	2009F	Scenario 1	Scenario 2
						(9 months)
Net sales revenue	60,048	137,153	124,970	104,669	93,395	41,919	66,442	97,778	70,000
Increase (decrease in net sales revenue)	N.A.	128.4%	-8.9%	-16.2%	-10.8%	-42.2%	-28.9%	N.A.	N.A.

Gross profit	22,555	58,172	38,498	31,008	26,995	5,752	7,108	29,160	21,000
As a % of net sales revenue	37.6%	42.4%	30.8%	29.6%	28.9%	13.7%	10.7%	29.8%	30.0%

Selling, general and administrative expenses	16,867	30,653	34,163	28,636	38,485	32,089	45,834	25,013	25,013

EBITDA	5,688	27,519	4,335	2,372	(11,490)	(26,337)	(38,726)	4,147	(4,013)
As a % of net sales revenue	9.5%	20.1%	3.5%	2.3%	-12.3%	-62.8%	-58.3%	4.2%	-5.7%

Notes

[1]	Numbers from 2004 to 2006 are taken directly from the due diligence draft report on WowWee dated July 5, 2007.

[2]	Numbers in 2007 are based on WowWee’s statement of earnings for fiscal year 2007.

[3]	Numbers in 2008 are based on 2008 10-K.

[4]	2009F numbers have been estimated by Management based on available information up to March 12, 2010.

[5]	Numbers for the period of 9 months ended September 30, 2009 are based on the 10-Q for the period ended September 30, 2009

[6]	Based on the budget prepared by Management as at January 15, 2010. These amounts exclude other income of $3M from the payment processing business.
7.1.1 Revenues
WowWee’s revenues have varied significantly over the period. They peaked in 2005 and have decreased significantly ever since. Success for any given year is determined by the development of novel products followed by a successful launch early enough in the selling season.
According to Management, sales are expected to reach $66M for 2009. EBITDA relative to the toy business is expected to be negative by approximately $12.4M in the fourth quarter.

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The following table presents historical revenues per product:

	Net sales revenue for the fiscal year ended December 31[1] ,
In thousands of US dollars	2004	2005	2006	2007	20082&4	2009[3]
2004 products
Robosapien 1	52,303	27,453	15,705	12,505	2,813	1,503
Others	7,385	8,153	3,271	5,117	545	248

	59,688	35,606	18,976	17,622	3,358	1,751

2005 products
Roboraptor		56,088	18,315	6,230	2,691	2,824
Robopet		21,628	11,381	2,519	370	6
Robosapien 2		18,470	14,341	326	255	179
Others		5,839	8,451	2,382	336	27

	—	102,025	52,488	11,457	3,652	3,037

2006 products
Roboreptile			47,950	4,490	60	4
Others			5,667	2,124	362	92

	—	—	53,617	6,614	422	96

2007 products
Dragonfly				37,852	4,609	21
Panda/Mini Panda				6,442	186	221
Roboquad/Mini Roboquad				13,630	1,605	19
Others				7,021	256	158

	—	—	—	64,945	6,656	419

2008 products
Tribot/Mini Tribot					17,689	2,991
Bladestar					17,215	834
Alive Cub					12,311	5,309
Rovio					3,630	—
Tinkerbell/Fairy					5,954	—
Others					13,249	317

					70,048	9,450

2009 products
Alive Cub II						12,077
Alive Mini Cub						8,617
Robover						6,090
Fun Flyer / TinkerBell						4,458
Others						20,447

	—	—	—	—	—	51,689

	59,688	137,631	125,081	100,638	84,137	66,442

Adjustment	360	(478)	(111)	4,031	9,258	—

Net sales revenue as per F/S	60,048	137,153	124,970	104,669	93,395	66,442

[1]	From 2004 to 2007, numbers are taken from the due diligence report prepared on WowWee.

[2]	2008 numbers have been provided by Management.

[3]	2009 numbers have been estimated by Management based on the revenues for 9 months ended September 30, 2009.

[4]	The adjustment in 2008 is partially explained by other products distributed by Sablon.

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WowWee experienced a record year in 2005 thanks to three successful products launches, specifically: Roboraptor, Robosapien 2 and Robopet. In 2005, WowWee was still earning significant revenues from Robosapien 1, a product introduced to the market earlier in 2004.
In 2006, WowWee launched one successful product; the Roboreptile (similar to the Roboraptor) while the products launched in 2004 and 2005 were still generating important revenues for WowWee.
In 2007 and 2008, WowWee was more successful in generating more revenues from its new products than in 2006 ($54M in 2006, $65M in 2007 and $70M in 2008) although earnings from its legacy products were considerably lower ($71M in 2006, $40M in 2007 and $18.6M in 2008).
Given that WowWee’s products have a limited product lifecycle, the majority of revenues are earned in the first two years following launch. The graph below shows the split in revenues between legacy products and new products:
In 2009, WowWee’s revenues were negatively impacted by the economic downturn, with products launched in 2009 generating substantially less revenue than products launched in 2008 ($52M versus $70M). Walmart and Costco Wholesale, who were major retailer customers in 2008 placed no orders in 2009 and BDI Archbrook Laguna, the most important distributor-customer, in 2008 with some $12M, reduced its orders to less than $0.5M for the nine months ended September 30, 2009. Alive product revenues rose from 2008 and represent approximately 40% of 2009 revenues.

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Based on discussions with Management, we understand that revenues have decreased since 2006 as a result of two major factors:
1.	The popularity of robotic toys has diminished with the introduction of highly sophisticated gaming consoles such as the XBOX 360® (introduced in November 2005), the PS3™ (introduced in November 2006) and the Nintendo Wii® (introduced in September 2006).

2.	The consolidation of toy retailers in North America resulted in a few major players (Walmart, Toys“R”Us and Target) having a higher purchasing power. As a consequence, WowWee’s sales prices have decreased.
7.1.2 Gross profit margin
Gross profit margin averaged 40% of revenues in 2004 and 2005; it then decreased to approximately 30% in 2006 due to the mix of new products (42%) compared to legacy products (58%). The prices of legacy products are reduced significantly following the first year they are introduced to the market.
Subsequent to 2006, gross profit margin remained around 30% as customers could not continue to pay premium prices for robotic toys, forcing Management to change its pricing strategy accordingly. Management implemented a new pricing strategy whereby new products are now retailing at lower prices.
7.1.3 EBITDA margin
EBITDA margins have decreased since 2005 and became negative in 2008. Management also expects EBITDA to be negative in 2009.
7.1.4 Forecasted results
Management forecasts two levels of sales for 2010, $70M and $98M for the WowWee’s products. According to Management, 2010 sales will be driven mostly by one new product: Paper Jamz ($56M in the $98M revenue scenario). The other product lines that will contribute to 2010 revenues are: Alive™, Food and Robots.
In 2009, the Company did not have any significant sales to Walmart or Costco. In order to reach forecasted sales level, Optimal will have to return to these retailers with a successful new product.

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Management has informed us that major retailers such Walgreens, Walmart, Target and Toys “R” US have placed orders or demonstrated interest for Paper Jamz for approximately $90M to $100M.
However, Alive products were removed from the shelves at Target, a major customer, and replaced with a similar product line, FurReal Friends, from Hasbro.
Management expects an improvement of the gross margin to approximately 30% in 2010.
As at January 15, 2010, Management forecasts a level of selling, general and administrative expenses (“SG&A”) of $25M, whether the revenues reach $70M or $98M. This level of expenses takes into consideration the voluntary salary reduction of 25% of three senior officers as well as other cost reduction measures (closure of New York and California offices, staff reduction in Hong Kong). As a comparison, SG&A amounted to $38.5M in 2008 and $32M for the first nine-month period ended September 30, 2009.
According to Management, in its best case scenario, WowWee will earn $4M of EBITDA and in the worst case scenario will suffer an EBITDA loss of approximately $4M.
7.2 Moneris Portfolio
As at September 30, 2009, the Moneris Portfolio consisted of 3,200 merchants and generated average net monthly revenues of $248,000 before management fees and commission. The Portfolio is managed by Sterling Payment Solutions (“Sterling”) for a flat fee of $22,000 per month plus the bulk (80%) of the value of any new business they bring in. The current annualized EBITDA after management fees amount to $2.7M.
The Moneris Portfolio generated annual EBITDA of approximately $4M in October 2005, $3.1M for 2008 and $2.7M for the last twelve months (“LTM”) ended June 30, 2009. Revenues have decreased at an annual rate of approximately 6.2%. However, revenues have declined by 12.9% when comparing revenues for 2008 and LTM ended June 30, 2009. Also, we understand that in September 2009, Euro-Pro, one of the largest portfolio accounts representing 8% of revenue, decided to change its service provider.
Cash flows generated by the Moneris Portfolio are declining year-over-year because merchants leaving the Portfolio have a higher profit contribution than new merchants; according to the agreement with Sterling, the bulk value of new clients belongs to Sterling. The President of Sterling mentioned that depending on the nature of the underlying business’ operations, it can be fairly easy for a merchant to change service providers and that payment processing services are considered to be somewhat of a commodity where price competition is key.

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The implied attrition rate in the number of merchants since the acquisition date (2006) is approximately 17% per year. According to the President of Sterling, the attrition rate of the Moneris Portfolio would have been significantly higher if Sterling had not managed the accounts for Optimal.
8 FINANCIAL POSITION
The unaudited consolidated balance sheet of Optimal as at September 30, 2009 is presented below by segment:

	Sept. 30, 2009[1]
		Payment	Optimal
		processing	Group	Elimination	Consolidated
In thousands of US dollars	Toy business	business	Holding	entries	balance sheet
Current assets
Cash	8,308	—	12,883	—	21,192
Accounts and other receivables	26,126	260	207	—	26,593
Current portion of the balance of sale	—	2,127	—	—	2,127
Inventories	21,948	—	—	—	21,948
Prepaid expenses and others	1,251	—	208	116	1,575
Current assets related to discontinued operations	—	1,495	—	—	1,495

	57,633	3,882	13,298	116	74,930

Balance of sale receivable	—	8,000	—	—	8,000
Property and equipment	3,503	—	485	—	3,988
Intangible assets	29,355	4,296	—	—	33,651

Total assets	90,491	16,178	13,783	116	120,569

Current liabilities
Bank indebtedness	14,140	—	—	—	14,140
Accounts payable and accrued liabilities	35,402	247	1,359	—	37,008
Accounts payable and accrued liabilities related to discontinued operations	171	3,773	—	—	3,944
Current portion of long-term debt	915	—	—	—	915
Income taxes payable	(96)	3,322	273	—	3,499
Deferred income taxes	838	—	—	—	838

	51,370	7,342	1,632	—	60,344

Deferred income taxes	6,892	—	—	—	6,892
Long-term debt	1,966	—	—	—	1,966
Long-term liabilities related to discontinued operations	—	10,383	—	—	10,383

	60,228	17,725	1,632	—	79,585

Shareholders’ Equity
Share capital					252,488
Warrants					2,696
Additional paid-in capital					65,727
Deficit					(276,910)
Accumulated other comprehensive loss					(3,017)

					40,984

Total liabilities and shareholders’ Equity					120,569

Note

[1]	Based on the internal consolidated financial statement per segment of Optimal as at September 30, 2009 provided by Management.

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8.1Toy business segment
The toy business segment encompasses the assets and liabilities of WowWee and Sablon.
8.1.1Working capital
The historical working capital of Optimal and its level of cash are presented below:
Prior to the acquisition of WowWee in November 2007, Optimal earned significant revenues from the payment processing of online gaming activities and accumulated a considerable amount of cash. When the US authorities established that online gaming transactions were deemed illegal, Optimal ceased the payment processing related to these operations and invested the unrestricted cash balance in other businesses. As a result of the WowWee acquisition, the cash balance decreased by $46M.
WowWee did not require significant levels of working capital. As a result of good relationships with its suppliers, WowWee was able to use them as a financing source. WowWee orders the suppliers to manufacture the products only when it receives orders from clients. According to the agreement with the suppliers, WowWee is billed only when the products leave China’s port; WowWee was able to ask the suppliers to hold that inventory until it receives a firm order from its clients. Except for certain US sales, WowWee does not hold significant inventory. The cash levels and working capital did not change noticeably between the acquisitions of WowWee and Sablon.

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The working capital has been declining progressively from June 2008 to December 2009 primarily as a result of significant losses suffered by Optimal (negative EBITDA of $35M for the year ended December 31, 2009) which consumed a significant amount of cash.
As at December 31, 2009, the working capital of Optimal, excluding the payment processing segment, amounted to $6.3M or 9.5% of 2009 projected revenues (estimated at $66M based on discussions with Management). Based on our analysis of somewhat comparable public companies in the toy industry (refer to Appendix D), the average level of working capital amounts to approximately 30% of revenues. As at December 31, 2009, it is estimated that Optimal requires a working capital injection of $15 M to $23M to address the situation with suppliers and achieve the projected 2010 sales level.
Considering Sablon’s precarious financial position, its administrators prefer to pay up the bank indebtedness ahead of the suppliers including WowWee, which supplies approximately 70% of Sablon’s products.
In fact, Management has informed us that as a result of the problem with Sablon and the losses suffered by WowWee over the past two years, WowWee currently has major difficulties in paying its suppliers. Consequently, the suppliers are very upset and one factory is accepting new orders from WowWee on a letter of credit basis only, which means cash upfront. Furthermore, the suppliers have given WowWee until the Chinese New Year or February 14, 2010 as a deadline, to pay most of the amount due, which was not done by the Company. We understand that at the date of this report, other suppliers continue to cooperate on a day to day basis with Optimal.
8.1.2 Long-term debt
The long-term debt of $2.0M and the current portion of the long-term debt are detailed as follows:
•	a loan payable to a selling shareholder of Sablon, maturing in 2011, bearing interest at 7%;

•	other loans, bearing interest at rates ranging from 5% to 8.4%.
8.2 Payment processing business
The balance of sale (current portion of the balance of sale $2.1M and balance of sale receivable $8.0M) represents the unpaid balance related to the sale of United Bank Card Inc.’s portfolio of Merchant Processing (“UBC Portfolio”). As at February 2, 2009, Optimal sold to United Bank Card, Inc. (“UBC”) the UBC Portfolio for an amount of $11M, bearing a monthly

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interest rate of 1%. The balance of sale receivable is reduced by 50% of the aggregate amount of monthly residuals earned on the portfolio, net of service fee. The balance of sale receivable is guaranteed by Mr. Isaacman and UBC. Optimal has also received, as part of the transaction, a warrant, exercisable for a nominal consideration, giving Optimal the right to acquire treasury shares, representing up to 3.5% of the outstanding shares of UBC, if the purchase price is not settled prior to specified dates. We understand that Management has decided to write-down the balance of sale receivable to a maximum amount of $5M pursuant to a triggering event (See section 10.2.6), which is still being discussed with its auditors.
Current assets related to discontinued operations include cash held on reserve related to the Merrick portfolio, various accounts receivable and prepaids. Current liabilities related to discontinued operations include various provisions for pending lawsuits and potential liabilities.
Long-term liabilities related to discontinued operations ($10.4M) represent a payment processing reserve account balance payable to Internet gambling merchants of its former payment processing business. Pursuant to the non-prosecution agreement that the Company entered into with the United States Attorney’s Office in October 2009, Optimal recognized that the services provided by these merchants violated certain United States laws; on the basis of advice received by Management that a court would not enforce Optimal’s obligation to pay these merchants their respective processing reserve account balances, should they attempt to enforce payment, these liabilities in the amount of $10.4M will be derecognized (reversed) during the three months ending December 31, 2009. We understand that available US fiscal losses will be sufficient to offset most of this revenue.
OGOP Payments Inc. (formerly Optimal Payments Inc.) has received a request for information from the United States Attorney’s Office in the Eastern District of New York pertaining to its former involvement in processing transactions for Internet pharmacies. OGOP Payments Inc. has had discussions with that Office relating to those processing activities. No provision has been recorded by OGOP Payments Inc. for this matter because the outcome of these discussions and the amount of loss, if any, are not determinable.
9 VALUATION METHODOLOGIES
9.1 Valuation approach
Valuations are primarily based on one of three major approaches: one being dependent on earnings/cash flows, an approach based upon asset values and a market approach. A summary of the alternative valuation approaches is set out in Appendix C.

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9.2 Selected methodology used to value the Company
In preparing the Formal Valuation of Optimal, PwC has selected the adjusted net asset method given that Optimal suffered significant losses in the last two years, the difficulty for Management to accurately forecasting revenues for any given year and the important cash investment required in working capital to maintain the business operations.
In order to determine the FMV of the Moneris Portfolio, we have used an approach based on the cash flows expected to be generated by the Portfolio.
Finally, in order to assess the reasonability of the adjusted net asset value of the toy business segment, we have calculated its implied EBITDA multiples that we have compared to somewhat comparable public companies.
In applying the adjusted net asset method, each asset and liability appearing on the balance sheet is written up or down, as the case may be, to its respective current or fair market value as of the valuation date, on a going-concern (as opposed to a liquidation) basis. Corporate income taxes relating to the above adjustments are notionally deducted (or added), depending on the circumstances, to arrive at adjusted shareholders’ equity on a net basis.
10 DETERMINATION OF FAIR MARKET VALUE
We have identified three major blocks of assets and liabilities in determining the value of the Shares of Optimal:
1.	Toy business segment, including WowWee and Sablon;

2.	Payment processing, including Moneris Portfolio and the balance of sale receivable from UBC; and

3.	Severance packages.
The following table presents the accounts in the balance sheet and off balance sheet that need to be written up or down. The justifications of each adjustment are presented in the following sections.

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		Tangible	Fair market value
In thousands of US dollars	Book value[1]	book value	Low	High	Reference

I — Toy business segment
Cash and cash equivalents	17,037	17,037	17,037	17,037	Note 2
Accounts and other receivables	26,335	26,335	26,335	26,335
Inventories	21,948	21,948	21,948	21,948
Prepaid expenses and others	1,575	1,575	1,575	1,575

	66,895	66,895	66,895	66,895
Property and equipment	3,988	3,988	3,988	3,988
Intangible assets	29,355	—	14,000	14,000	Section 10.1.1
Fair market value of tax losses	—	—	400	1,100	Section 10.1.2

	100,238	70,883	85,283	85,983

Bank indebtedness	(14,140)	(14,140)	(14,140)	(14,140)
Accounts payable and accrued liabilities	(36,761)	(36,761)	(36,761)	(36,761)
Current portion of long-term debt	(915)	(915)	(915)	(915)
Income taxes payable	(177)	(177)	(177)	(177)
Discontinued short-term liabilities	(170)	(170)	—	—	Section 10.1.3
Deferred income taxes	(838)	—	—	—	Section 10.1.4

	(53,001)	(52,163)	(51,993)	(51,993)
Deferred income taxes	(6,892)	—	—	—	Section 10.1.5
Long-term debt	(1,966)	(1,966)	(1,966)	(1,966)

	(61,859)	(54,129)	(53,959)	(53,959)

Net asset value as at September 30, 2009	38,379	16,754	31,324	32,024
Less: Estimated EBITDA loss for the fourth quarter			(11,473)	(11,473)

Net asset value as at December 31, 2009	38,379	16,754	19,851	20,551

II — Payment processing business segment

Liabilities, net of assets not related to Optimal Merchant Services Inc.

Accounts receivable	160	160	160	160
Current assets related to discontinued operations	299	299	—	—	Section 10.2.1
Accounts payable	(8)	(8)	(8)	(8)
Income taxes payable	(2,339)	(2,339)	(2,339)	(1,170)	Section 10.2.2
Short-term liabilities related to discontinued operations	(3,774)	(3,774)	(3,774)	(2,874)	Section 10.2.3
Long-term liabilities related to discontinued operations	(10,383)	(10,383)	—	—	Section 10.2.4

	(16,045)	(16,045)	(5,961)	(3,892)

Optimal Merchant Services Inc.

Cash and cash equivalents	4,155	4,155	4,155	4,155	Note 2
Accounts receivable held as reserve	938	890	938	938
Accounts receivable	349	349	349	349
Prepaids & customer reserves	7	7	—	—	Section 10.2.1
Accounts payable and accrued liabilities	(239)	(239)	(239)	(239)
Income taxes payable	(983)	(983)	(983)	(983)

	4,227	4,179	4,220	4,220
Intangible assets (Moneris Portfolio)	4,296	—	3,500	4,000	Section 10.2.5
UBC balance of sale receivable	10,127	10,127	5,000	5,000	Section 10.2.6

	18,650	14,306	12,720	13,220
Severance packgage — Holden, Neil and Gary			(14,483)	(14,483)

Value of Optimal Merchant Services Inc., net of severance package and other agreement forgiven (nil if negative)			—	—

	2,605	(1,739)	(5,961)	(3,892)

III — Other liabilities

Severance packages — other than Holden, Neil and Gary	—	—	(3,523)	(3,523)	Section 10.3

Optimal shareholders’ equity	40,984

Note

[1]	Based on the internal financial statements provided by Management as at September 30, 2009.

[2]	After deduction of an amount of cash of $4,155K necessary to pay the income taxes on behalf of Holden L. Ostrin (“Holden”), Neil S. Wechsler (“Neil”) and Gary S. Wechsler (“Gary”) on the transfer of Optimal Merchant Services Inc. shares as per the agreement between Holden, Neil and Gary and the Offeror, the amount due under reduction of salary agreement, the payment of the forced savings and other expenses related to the agreement between Holden, Neil and Gary and the Offeror.

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10.1 WowWee
10.1.1 Intangible assets
Intangible assets are made up mostly of customer relations and trade names related to the acquisitions of the toy business segment. Subsequent to significant reductions in sales since acquisition and growing EBITDA losses over the last two years, we believe that the earning power is insufficient to justify the carrying book value of these intangible assets. We have attributed a value of $14.0M to intangible assets. This amount is mostly attributable to PaperJamz and WowWee trade name and trademarks and is justified by our implied EBITDA multiples (section 10.1.5).
10.1.2 Fair market value of income tax losses
It is estimated that Optimal’s operating tax losses as at December 31, 2009 will approximate $100M. The final accounting treatment of tax matters as at December 31, 2009 has not been finalized yet with the Company’s auditors.
Management has informed us that it is unlikely that significant taxable income will be earned in the future in territories other than Hong Kong, where the tax rate is 16.5%.
Significant losses relate to the former payment business segment ($30M in Canada and $13M in the US). There are no employees left with Optimal from this sector.
We understand that upon a change of control, there are strict limitations to the use of US tax losses. According to Management, tax laws in Hong Kong allow the use of tax losses irrespective of a change of control. In estimating a value for the tax losses, we considered the prevailing rule of thumb in Canada of approximately CA$0.03 to CA$0.05 per dollar of the tax attribute. This rule of thumb assumes that the tax rate approximates 32%. Applying the Canadian rule of thumb to the losses in Hong Kong adjusted to reflect the lower tax rate of 16.5%, we have estimated the mid-point of the rule of thumb to be $0.02 per dollar of losses.
As a result of the retirement from the payment business in Canada and the United States, coupled with the restrictions on loss utilization, we have not attributed any value to the US tax losses nor to the Canadian losses related to the payment processing business. Since Management does not believe that significant profitability will be realized other than in Hong Kong, on the low end of the range, we have only attributed a value to the Hong Kong losses; on the high end of the range, we have attributed a value to the losses in Hong Kong, Canada and Europe.

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Based on our analysis, the FMV of the tax losses is estimated at between $0.4M and $1.1M.
10.1.3 Discontinued short-term liabilities
According to Management, this amount should be written off as it relates to an old balance that will not be paid.
10.1.4 WowWee’s deferred income taxes
As a result of the elimination of a portion of the intangible assets, and the unrecorded amount of tax losses, we have eliminated the related deferred income taxes.
10.1.5 Fourth quarter EBITDA
Based on preliminary figures provided by Management, the EBITDA for the fourth quarter is estimated to be negative of approximately $11.5M. We have therefore adjusted our valuation range based on September 30, 2009 balance sheet to reflect the fourth quarter loss.
10.1.6 Conclusion and implied multiples — toy business
Based on the previous analyses, the net asset value of the toy business is estimated at between $19.9M and $20.6M.
In order to assess the reasonability of this value, we have calculated its implied EBITDA multiple and then compared it to the multiples of somewhat comparable trading companies.
The projected EBITDA of the toy business estimated by Management (See Section 7.1) of negative $4.0M to positive $4.1M has been adjusted upward by $4.4M to reflect the potential costs savings associated with the privatization of the Company as well as other savings related to elimination of senior executives’ remuneration and other various head office costs. These cost savings represent 64% of Optimal’s budgeted head office charges for 2010. The mid-point of the 2010 EBITDA range is $4.4M as calculated below:

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In thousands of US dollars	Low	High
Projected Sales — 2010 Toy business	70,000	97,778

2010 Optimal’s forecasted EBITDA — According to management	(1,013)	7,147
EBITDA — Payment processing business included in 2010 budget	(3,000)	(3,000)

EBITDA — 2010 Toy business	(4,013)	4,147
Potential economies — privatization
Public company costs (Annual report, directors, public listings)	554	554
Other head office costs (Executives, legal, accounting)	3,800	3,800

EBITDA — 2010 Toy business	341	8,501

	Midpoint:	4,421
	Rounded	4,400
Considering the high level of interest demonstrated by retailers as of the date of this report for the PaperJamz new product line, we have selected an EBITDA ($4.4M to $8.5M) in the upper part of the range.
As presented in the following table, the total enterprise value (“TEV”) of the toy business is made up of the value of the net assets of the toy business and the interest-bearing debt, net of cash. We have also included an amount of $15.0M to $23.0M representing the estimated required investment in working capital necessary to reach the 2010 projected sales level.

In thousands of US dollars	Low	High

Value of toy business segment — net assets	19,851	20,551
Add:
Bank indebtedness	14,140	14,140
Interest-bearing debt	2,881	2,881
Less:
Cash	(17,037)	(17,037)

	19,835	20,535
Required investment in working capital	15,000	23,000

Total enterprise value	34,835	43,535
EBITDA — 2010 WowWee business	4,400	8,500

Implied TEV/EBITDA multiple	7.9	5.1

The implied TEV/2010 EBITDA multiples range between 5.1 and 7.9. These multiples compare with somewhat comparable publicly traded companies in the toy industry’s next twelve-month EBITDA multiples ranging between 4.8x and 7.6x for an average of 6.1x (Appendix E). Mattel and Hasbro, who dominate the US toy industry with a 70% market share, have TEV to projected 2010 EBITDA multiples of 7.1 and 7.6 respectively. Jakks Pacific and RC2 which are more comparable in terms of size to WowWee, have projected EBITDA

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multiples of 4.9 and 4.8 respectively. The mid-point of our TEV/EBITDA multiple of 6.5x represents a premium of approximately 35% over somewhat similar size comparable companies trading multiples.
When Optimal acquired WowWee in 2007, the implied multiple of the transaction was 3.6x the expected 2007 EBITDA at the date of due diligence.
10.2 Payment processing business segment
10.2.1 Current assets related to discontinued operations
According to Management, an amount of $306K related to tax credits and prepaid should be written off.
10.2.2 Income taxes payable
The final accounting treatment of tax matters as at December 31, 2009 has not been finalized yet with the Company’s auditors. Most of the income tax payable relates to taxes calculated under FIN48, (“Accounting for Tax Uncertainties”), which obliges the Company to book unrecognized tax benefits as a liability.
Based on our discussion with Management, we have reduced the amount of income tax payable by 50% (high value) to reflect the probability that this amount will eventually not be paid by the Company.
10.2.3 Short-term liabilities related to discontinued operations
According to Management, some liabilities related to discontinued operations amounting to approximately $900K (accrued expenses) should be written off as it is very unlikely that they will be paid in the future.
10.2.4 Long-term liabilities related to discontinued operations
As discussed in Section 8.2, long-term liabilities related to discontinued operations ($10.4M) represent a payment processing reserve account balance payable to Internet gambling merchants of its former payment processing business. Based on Note 10c to Optimal’s 10-Q for the period ended September 30, 2009, long-term liabilities related to discontinued operations will be derecognized in Q4 2009. We understand that available US fiscal losses will be sufficient to offset this revenue.

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10.2.5 Valuation of the Moneris Portfolio
Intangible assets in the payment processing segment relate to the Moneris Portfolio. We have replaced the book value of the intangible assets with their FMV.
In order to value the Moneris Portfolio, PwC selected an income approach as the Portfolio has historically generated positive cash flows and is expected to continue to be profitable in the future. PwC considered the discounted cash flow approach (“DCF”) in determining the FMV of the Moneris Portfolio as cash flows have been and are expected to decline as a result of attrition.
The following assumptions were considered in the DCF:
Revenue
In order to establish the revenue for the first year, we have annualized the average monthly cash flows before Management fees of the LTM ended June 2009 of $228K (which exclude revenues from Euro-Pro Group as it changed its service provider), which amount to approximately $2.7M, and deducted an amount of $200K to consider the attrition between July and December 2009.
Attrition rate
We have considered the following factors in the selection of an attrition rate:
1.	The historical annual attrition rate on the number of merchants has amounted to 16.9%.

2.	Based on discussions with Sterling’s management, we understand that industry attrition rates generally range between 12% and 15%.

3.	Sterling’s contract is key in maintaining a low attrition rate. The management contract with Sterling is automatically renewed until March 2011.

4.	Under Sterling’s management, the attrition rate has been somewhat mitigated by Optimal’s share (20%) of new customers generated by Sterling.
Considering the previous factors, we have selected a net attrition rate of 14% applied on the declining balance of revenues.
Management fees
Based on discussions with Sterling management, the management contract has been automatically renewed for a one-year period until March 2011 at the same rate of $22,000 per

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month. Therefore, we have assumed that the management contract would amount to $264,000 per year.
Initial investment for merchant reserves
Banks and credit card issuers typically require the payment processor to carry sufficient merchant reserves to protect against losses on charge-backs. The amount of the reserve account is a function of the Portfolio’s volume and charge-back history. Historically, Optimal as a public company was exempt from such requirements. However, any potential buyer would have to establish an appropriate merchant reserve account. According to our discussions with Sterling’s management, the amount of the reserve is estimated at $1.5M.
Consequently, we assumed that a potential buyer would need to invest an amount of $1.5M at the beginning of year 1. We have also assumed that the amount of the reserve would decrease proportionally with the Portfolio’s volume. Therefore, we have added back 14% of the remaining balance of $1.5M for each year.
Finally, we assumed that the cash reserve would generate interest income at an annual rate of 1.5% after taxes.
Income taxes
For each year, income tax was calculated on free cash flows before income taxes. As for the rate, we have selected a tax rate of 35%, based on the tax rate applicable in the US.
Unlevered after-tax free cash flows
The following is a summary of the unlevered after-tax free cash flow projections, used in the DCF analysis. Considering the attrition rate, we have projected the cash flows for a period of 15 years, until such time as the operating cash flow ceases to be positive.

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		For the years ending December 31,
In thousands of US dollars		2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Revenue at the beginning of the year		2,544	2,188	1,882	1,618	1,392	1,197	1,029	885	761	655	563	484	416	358	308
Attrition	14%	(356)	(306)	(263)	(227)	(195)	(168)	(144)	(124)	(107)	(92)	(79)	(68)	(58)	(50)	(43)

Revenue at the end of the year		2,188	1,882	1,618	1,392	1,197	1,029	885	761	655	563	484	416	358	308	265

Average revenue		2,366	2,035	1,750	1,505	1,294	1,113	957	823	708	609	524	450	387	333	286
Less: management fees (Sterling, $22K x 12)		(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)	(264)

Operating cash flow		2,102	1,771	1,486	1,241	1,030	849	693	559	444	345	260	186	123	69	22

Less income taxes		(736)	(620)	(520)	(434)	(361)	(297)	(243)	(196)	(155)	(121)	(91)	(65)	(43)	(24)	(8)
tax rate		35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%	35.00%

After-tax cash flow from transactions	A	1,367	1,151	966	807	670	552	451	364	289	224	169	121	80	45	15

Opening merchant reserve		(1,500)
Change in merchant reserve		210	181	155	134	115	99	85	73	63	54	46	40	34	30	182
Closing balance at the end of the year		(1,290)	(1,109)	(954)	(821)	(706)	(607)	(522)	(449)	(386)	(332)	(285)	(246)	(211)	(182)	—

After-tax interest on cash balance	1.5%	21	18	15	13	11	10	8	7	6	5	5	4	3	3	1

From merchant reserve account	B	231	199	171	147	126	109	93	80	69	59	51	44	38	33	183

Total cash flow	A+B	1,597	1,350	1,137	954	796	661	544	444	358	284	220	165	118	77	198

Discount rate
PwC determined an appropriate discount rate based on the theoretical calculation of such rate. We estimated a weighted average cost of capital (“WACC”) to discount the projected unlevered after-tax free cash flows. Since the Moneris Portfolio does not have any tangible asset to offer as a guarantee, PwC selected a capital structure composed of equity only.
The cost of equity was estimated using the modified Capital Asset Pricing Model (“CAPM”). CAPM generates a cost of equity by adding to a risk-free rate of return, a premium that represents the financial and non-diversifiable business risk of the security in question. This premium is the product of security’s beta (a statistical measure which reflects the extent to which a security’s returns co-vary with those of a broader market index) multiplied by a broader market premium (equal to the amount by which the market as a whole has yielded returns in excess of the risk-free rate). In estimating a beta for Optimal, PwC based its calculation on comparable companies. The cost of equity derived from CAPM does not account for the comparatively lower risk of investing in larger capitalization companies, even after adjusting for their systematic (or beta) risk. Consequently, the estimated cost of equity includes a premium that reflects an adjustment for Optimal’s comparative size. Furthermore, we added a premium for company specific risks such as the dependence on Sterling as a manager of the Portfolio to maintain the attrition rate at a relatively low level, the risk that management fees would be higher at renewal, the current Clearing and Settlement Agreement with Moneris may not be renewed or may be renewed at less favorable terms at the expiry date in June 2010, a significant customer (USA Mobile) is considered at risk, etc.
After consideration of the above, a WACC of 20.0% was selected.

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Summary of DCF approach
The following is a summary of the value of the Moneris Portfolio resulting from the DCF approach.

		For the years ending December 31,
In thousands of US dollars		2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Total cash flow		1,597	1,350	1,137	954	796	661	544	444	358	284	220	165	118	77	198

Discount factor (mid-period)	20.0%	0.9129	0.7607	0.6339	0.5283	0.4402	0.3669	0.3057	0.2548	0.2123	0.1769	0.1474	0.1229	0.1024	0.0853	0.0711

Present value of cash flows		1,458	1,027	721	504	350	242	166	113	76	50	32	20	12	7	14

Total present value of cash flows		4,793
Investment in initial reserve		(1,500)

		3,293
Tax Amortization Benefit [1]		447

Fair Value of Moneris Portfolio		3,740

Fair value of Moneris Portfolio, rounded		3,700

Note
[1]	Based on US tax legislation (i.e. 15-year straight line)
Sensitivity analysis
The DCF analysis is sensitive to several of the assumptions used. PwC performed sensitivity analyses on certain key assumptions, as outlined below:

	Attrition rate
Discount factor	11.0%	12.5%	14.0%	15.5%	17.0%

16.0%	5,100	4,700	4,400	4,100	3,800
18.0%	4,600	4,300	4,000	3,800	3,500
20.0%	4,300	4,000	3,700	3,500	3,300
22.0%	3,900	3,700	3,500	3,300	3,100
24.0%	3,700	3,400	3,200	3,100	2,900
Conclusion
Based on our analysis, the FMV of the Moneris Portfolio is estimated at between $3.5M and $4.0M.
A formal valuation and fairness opinion in draft form of the FMV of the shares of Optimal Merchant Services Inc. dated November 11, 2009 has been prepared by a third party valuator at the request of Optimal’s Board of directors. Based on this report, the value of the Moneris Portfolio was estimated at $3.9M to $4.5M as at December 31, 2009.
The essential difference between our Report and the third party valuation report arises from a different assumption used on the management fees. The third party valuation report considers

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that Sterling management fees will decrease with revenue attrition whereby we have assumed that they will remain stable.
10.2.6 Fair value of the balance of sale receivable
We understand that the rationale behind the UBC Portfolio transaction in February 2009 is as follows:
•	In May 2005, Optimal Payment Corp., a wholly owned subsidiary of Optimal, announced the acquisition of the UBC Portfolio for an amount of $44M. According to the press release dated May 9, 2005, the acquisition of the UBC Portfolio was in line with Optimal’s announced strategy to grow its traditional, card-based processing business by acquisition, and by building its sales and network to drive organic growth. Monthly revenue from the UBC portfolio amounted to $1,188,000 in May 2005.

•	The total UBC portfolio was bought from UBC, a company run by Mr. Jared Isaacman. According to Management, UBC guaranteed that it would replace a large portion of customers lost in the UBC Portfolio with new customers for a certain period of time up to May 2008. When the guarantee period ended, Optimal had little control over the UBC Portfolio which started to suffer important attrition that was no longer offset by new clients under the guarantee period. The following table presents the historical monthly total revenue generated by the UBC Portfolio since the acquisition, in May 2005:
•	It was in the best interest of Optimal to divest the UBC Portfolio given the high attrition rate of total monthly revenue over the corresponding month of the previous year estimated at approximately 40% to 50% between October 2008 and December 2009. According to Management, UBC was the only buyer who demonstrated interest

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in the UBC Portfolio given its good knowledge of the UBC Portfolio and since it had the sales force to reduce attrition. However, when the financial crisis hit, UBC was not able to secure the required amount of financing. Optimal decided to finance UBC’s acquisition with a balance of sale receivable. As at December 31, 2008, total monthly revenue from the UBC portfolio amounted to $388,000.

•	Under the purchase and sale agreement, Optimal has the right to cause UBC to settle the balance of sale any time on or after February 2, 2011. UBC has the right to settle the balance of sale any time up to December 31, 2014.

•	The balance receivable bears notional interest of 1% per month and is guaranteed by UBC and Mr. Isaacman personally.

•	Under the terms of the Sale and Purchase Agreement dated February 2, 2009, Optimal has also received a warrant, exercisable for a nominal consideration, giving Optimal the right to acquire treasury shares, representing up to 3.5% of the outstanding shares of UBC, if the purchase price is not settled prior to specified dates: 1% in March 2, 2010, 1% in August 2010 and 1.5% in August 2011. The warrant cannot be exercised before August 2011. We understand from Management that the warrant, which is seen as a nuisance value by Mr. Isaacman, was put in place at the request of Optimal to force UBC to repay the balance of sale rapidly. However, as at March 12, 2010, Management has informed us that the balance of sale receivable remains unpaid. This event grants Optimal the right to acquire 1% of the treasury shares of UBC. According to Management, this event shows that UBC does not have the capacity to reimburse the full amount of the balance of sale receivable and led Optimal to write-down the book value of the balance of sale receivable to $5M as at December 31, 2009.
In determining the fair market value of the balance of sale receivable, we have considered the following factors:
•	As at March 2, 2010, UBC has not exercised its right to settle the balance of sale. Therefore, Optimal earned the right to acquire 1% of the treasury shares of UBC which shows that UBC does not have the capacity to reimburse the full amount.

•	We understand that Optimal’s auditors are still discussing a write-down of the balance of sale receivable to a maximum amount of $5.0M as at December 31, 2009.

•	As at Valuation Date, the balance of sale receivable amounts to $10.1M, a $36,000 reduction between September 30, 2009 and the Valuation Date.

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•	Management has not seen any financial statements of UBC in which they have a potential ownership of 3.5% through the warrants. Therefore, it is difficult to determine any value that could be attributable to these warrants.

•	Total monthly revenue of the UBC Portfolio fell from $388,000 in December 2008 to $218,000 in December 2009, which continues to indicate strong attrition (44%) of the Portfolio. As a result, Optimal’s 50% share of revenue received from UBC has served primarily for the payment of interest as the balance of sale receivable has been reduced by $290,000 between February and December 2009.

•	Based on the total monthly revenue in December 2009, Optimal’s share of revenue is barely enough to cover the interest payment on the balance of sale receivable. If the attrition trend were to continue over future periods, Optimal would soon be unable to recover the full amount of monthly interest payment on the balance of sale receivable.

•	The balance of sale receivable is guaranteed by UBC and Mr. Isaacman personally. However, Optimal has never seen UBC’s financial statements, nor Mr. Isaacman’s personal balance sheet. Therefore the corporate and personal guarantees are not necessarily indicative that the balance of sale receivable is recoverable.
Conclusion
Based on the previous factors and our analysis, we have estimated that the FMV of the balance of sale receivable at $5.0M, its maximum written down carrying book value as at December 31, 2009, is reasonable.
10.3 Fair market value of the liability related to a change of control and exchange offer
10.3.1 Fair market value of the liability related to a change of control
On March 5, 2004, Optimal entered into Executive Employment and Separation Agreements (the “Agreements”) with three executive officers, Mr. Neil S. Wechsler, Mr. Gary S. Wechsler and Mr. Holden S. Ostrin (“HNG”).
Under the terms of the Agreements, Optimal agreed to pay or reimburse HNG for the premiums of a life and disability term or whole life insurance policy with a minimum coverage. In the case where Optimal terminates their employment or for any reason following a change of control, (i) Optimal will pay a lump sum amount equal to two times the sum of the highest salary and bonus paid to HNG during the term of their employment, (ii) all options held by HNG will become immediately exercisable and Optimal will compensate them for the

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determined value of their options if they are required by the terms of Optimal option plan to exercise their options before the expiry date due to termination, (iii) the term insurance, for which Optimal has been reimbursing premiums, will be converted to a level deposit premium insurance policy to age 80, for which Optimal will pay the premiums.
The Agreements also provide for the forgiveness of any indebtedness of HNG to Optimal if they leave Optimal for any reason.
Mr. Neil S. Wechsler and Mr. Holden S. Ostrin are entitled to additional benefits. Optimal will obtain medical insurance coverage for them and their family for a period of 5 years, equivalent to the coverage already enjoyed by them as senior officers of Optimal.
On July 18th, 2000, Optimal entered into agreements with Mr. Leon P. Garfinkle to pay him a lump sum of three times the sum of his then current annual salary and the most recent annual bonus paid to him if Optimal chooses to terminate his employment for reasons other than death or disability, or following the announcement of a change of control.
On November 7, 2007, Optimal entered into agreements with Mr. Peter Yanofsky and Mr. Richard Yanofsky to pay each of them a lump sum of $750,000 if Optimal chooses to terminate their employment for reasons other than death or disability, or following the announcement of a change of control.
Finally, we understand that assuming the termination or a change of control as at March 15, 2010, Optimal would also have to pay HNG the following additional amounts:
•	$624K for the reduction of salary agreement; and

•	$147K for “forced savings”.

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The total amounts due under these agreements are summarized in the following table:
Separation agreements

	Neil S.	Holden L.	Gary S.		Leon P.	Richard	Peter
In thousands of USD	Wechsler	Ostrin	Wechsler	HNG	Garfinkle	Yanofsky	Yanofsky	Others	Total

Termination or change of control[1]	3,856	3,856	2,094	9,806	2,023	750	750	3,523	13,329
Term insurance[1]	1,251	1,542	1,001	3,794	N/A	N/A	N/A	N/A	3,794
Medical insurance coverage[1]	32	32	N/A	64	N/A	N/A	N/A	N/A	64
Debt forgiveness[1]	—	48	—	48	—	N/A	N/A	N/A	48
Reduction of salary agreement[3]	N/A	N/A	N/A	624	N/A	N/A	N/A	N/A	624
Forced savings[3]	N/A	N/A	N/A	147	N/A	N/A	N/A	N/A	147
Exercise of options[2]	—	—	—	—	—	N/A	N/A	N/A	—

				14,483	2,023	750	750	3,523	18,006

Notes

[1]	Based on the 10-K for fiscal year 2009 and information provided by Management.

[2]	As at September 30, 2009, the exercise price of all options were greater than the market, therefore no amount would be payable.

[3]	Payments are calculated up to March 15, 2010 and using the exchange rate as at December 31, 2009 of US$0.95/CA$1.00.
Upon a change of control or termination of employment, these amounts are considered a liability to any purchaser of Optimal’s shares. As such, we have deducted these amounts from the FMV of Optimal shares.
10.3.2 Exchange offer
Given the current weak financial position of Optimal, HNG understand that Optimal does not have the capacity to pay the severance package in cash or settle the full amount due. Consequently, HNG have entered into an agreement with the Offeror to release any rights and payment that HNG would be entitled pursuant to the agreements discussed in 10.3.1 in exchange for:
1.	the shares of OMSI;

2.	the payment of income taxes due by HNG upon receipt of the OMSI shares;

3.	the forgiveness of all amount due by HNG to Optimal;

4.	the payment of forced savings;

5.	the payment due under the reduction of salary agreement; and

6.	other benefits with a value that is not significant.
The assets and liabilities exchanged are summarized in the table below:

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(In thousands of USD)

	Assets transferred and
	liabilities assumed in
	settlement of			Rights foregone by
	Low	High		HNG
I- The employment agreements
1) Shares of Optimal Merchant Services Inc.
Moneris Portfolio	3,500	4,000
UBC balance of sale receivable	5,000	5,000

	8,500	9,000
Net working capital	17	17

	8,517	9,017

2) Income taxes payable on the transfer of OMSI shares to HNG	3,134	3,134	Note 1

3) Debt forgiveness	48	48

The employement agreements	11,699	12,199		13,712

II — Other agreements

Reimbursement of forced savings	147	147	Note 2	147
Reimbursement of the reduction in salary	624	624	Note 3	624
Others	250	250

Other agreements	1,021	1,021		771

The employment and other agreements	12,720	13,220		14,483

Note 1

Based on the Settlement Agreement (“Agreement”) between the Offeror and HNG, the Offeror will pay HNG personal income taxes on the value of the shares determined by RSM Richter up to a maximal amount of $3,134,300.

Note 2

Based on the Agreement and assuming that payment are calculated up to March 15, 2010. (CA$250,000/120 days x 74 days /1.051 x US$0.9515/CA$1.00)

Note 3

Based on the Agreement and assuming that payment are calculated up to March 15, 2010.
As indicated in the above table, the rights foregone by HNG exceed the assets transferred and liabilities assumed by a margin of $1,763K ($14,483K — $12,720K) and $1,263K ($14,483K — $13,220K). As a result, the exchange offer is favorable to Optimal as long as the value of OMSI shares transferred is not higher by $1,263K to $1,763K.

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11 VALUATION SUMMARY
The table below summarizes the valuation of Optimal’s shares as at Valuation Date:

	$		$ per share
(In thousands of USD)	Low	High	Low	High
Value of toy business segment net assets	19,851	20,551	3.86	3.99

Payment processing business

OMSI
Moneris Portfolio	3,500	4,000	0.68	0.78
UBC — Balance of sale receivable	5,000	5,000	0.97	0.97
Cash and other net assets transferred	4,220	4,220	0.82	0.82

Value of OMSI	12,720	13,220	2.47	2.57
Severance package and other agreements — HNG	(14,483)	(14,483)	(2.81)	(2.81)

Excess of severance packages and other agreements — HNG over the value of OMSI	(1,763)	(1,263)	(0.34)	(0.25)
Savings on severance packages and other agreements — HNG	1,763	1,263	0.34	0.25

Value of OMSI, net of severance package and other agreement forgiven	—	—	—	—
Other net liabilities not related to OMSI	(5,961)	(3,892)	(1.16)	(0.76)

Payment processing business	(5,961)	(3,892)	(1.16)	(0.76)

Severance packages — other than HNG	(3,523)	(3,523)	(0.68)	(0.68)

FMV of Optimal shares	10,367	13,137	2.01	2.55

11.1 Other considerations
This valuation has been prepared assuming a going-concern basis. Optimal will require additional financing in order to meet its cash flow obligations and be able to satisfy supplier requirements and customer demand and achieve its forecasted level of sales. If the Company is unable to obtain such financing, the going-concern assumption would be jeopardized which would materially affect our conclusion.
We have not deducted any amount related to the former involvement of the Company in processing transactions for Internet pharmacies. At this point, Management has informed us that the amount of loss, if any, is not determinable.
12 VALUATION OPINION
Based upon and subject to the foregoing, including other matters as we considered relevant, PwC is of the opinion that, as of December 31, 2009, the fair market value of Optimal shares is in the range of $2.01 to $2.55 per share.

(43)

APPENDIX A
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
SCOPE OF OUR WORK
Appendix A forms an integral part of and must be read in conjunction with PwCs report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
In connection with its valuation, PwC has, among other things, reviewed, considered and, where considered appropriate, relied upon the following documents:
•	Draft Formal Valuation and Fairness Opinion of the FMV of the value of the shares of Optimal Merchant Services Inc. and the FMV of the consideration to be paid pursuant to the proposed transaction, dated November 11, 2009;

•	Due Diligence report on Sablon, dated August 21, 2008;

•	Due Diligence report on WowWee Limited, dated July 5, 2007;

•	Management memos concerning WowWee Group Limited for the year ended December 31, 2008 and for the quarter ended September 30, 2009;

•	Management memos concerning Sablon Distribution for the nine-month period ended September 30, 2009;

•	Settlement Agreement between 7293411 Canada Inc. and HNG;

•	Various public filings related to Optimal Group;

•	Various documents and internal data supplied by Optimal’s Management;

•	Financial information from various financial databases such as CapitalIQ, Bloomberg, Mergermarket, etc.;

•	Various documents and other relevant information from public sources related to Optimal’s industry; and

•	Public information with respect to transactions of comparable nature considered relevant.

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
Appendix B forms an integral part of and must be read in conjunction with PwC’s report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
US economic conditions1
Gross Domestic Product: The US economy accelerated for the second consecutive quarter, up 5.7% on an annualized basis in Q4 2009, after a gain of 2.2% in the last quarter. US GDP growth is up 0.1% on a year-over-year basis, a significant improvement over the -2.6% year-over-year contraction in the last quarter. Much of the growth was driven by inventory rebuilding and strength in the trade balance. Net exports rose 18.1% on a quarterly basis, well above the 10.5% growth in net imports. Business equipment spending increased significantly in the fourth quarter by 13.3%, due to the US President’s proposal to provide investment tax credits. Residential investment also rose by 5.7% in the last quarter of 2009 as favourable mortgage rates and increased affordability boosted demand for construction and renovations. Consumer spending moderated to 2.0% as the effects from the cash-for-clunkers program were largely reflected in sales in Q3. Economists generally believe the US economy has started to recover from the deep economic recession and expect the economy to continue to expand in the first quarter of 2010. Real GDP growth is forecast to increase by 2.7% in 2010, up from the decline of 2.4% in 2009.

[1]	Bloomberg, Economic Forecasts; BMO Capital Markets, Econofacts, January 2010; CIBC, Monthly FX Outlook, November 30, 2009; Conference Board Consumer Confidence Index Press Release, January 26, 2010; Federal Reserve Open Market Committee, Press Release, December 16, 2009; PricewaterhouseCoopers LLP, Trendsetter Barometer Business Outlook Report, November 2009 TD Economics, Commentary, January 2010; Bloomberg, figures are as of end of period; BMO, Capital Markets Economics, quarterly figures are annualized; Bloomberg, quarterly figures are year-over-year as of the end of quarter; Bloomberg, figures are as of end of period.

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
Inflation: US consumer prices increased moderately by 0.1% in December and the year-over-year inflation rate rose to 2.7% largely due to the fall in energy prices that occurred in late 2008. Consumer prices remained subdued in the period, leading to the minor increase in inflation in December. Advances were led mainly by food (+0.2%), energy (+0.2%), clothing (+0.4%), transportation (+0.4%), medical care (+0.1) and education (+0.4). The rise in prices in the period were partially offset by declines in new vehicle prices (-0.3%) and recreation (-0.4%). Owner’s equivalent rent remained flat in December, due to high apartment vacancy rates. Core inflation advanced slightly bringing the year-over-year rate to 1.8%. Core inflation is expected to remain below the Federal Reserve’s (“the Fed”) long-run forecast of 1.7% to 2.0%. In addition, economists forecast that annual headline inflation will remain positive for the next few quarters. Inflation is expected to rise to 2.1% in 2010, up from -0.4% in 2009.
Bank Rate: The Fed kept the federal funds rate unchanged at between 0% and 0.25% at its meeting on December 16, 2009. In its press release, the Fed noted that it will “maintain the target range for the federal funds rate at 0 to 1/4 percent and continues to anticipate that economic conditions, including low rates of resource utilization, subdued inflation trends, and stable inflation expectations, are likely to warrant exceptionally low levels of the federal funds rate for an extended period.” While the Fed observed that economic conditions have continued to improve, it expects economic activity “to remain weak for a time,” but anticipates that its policy actions, combined with fiscal and monetary stimulus, as well as market forces, will contribute to resumed, sustainable growth. Economists generally expect the Fed will hold the federal funds rate steady for at least a few months.
Employment: Employment in the US declined by a further by 85,000 in December, bringing the unemployment rate to 10.0%. The average duration of joblessness increased to 29.1 weeks and average hourly earnings growth fell to a five-year-low of 2.2% year-over-year. Despite the moderate losses experienced in the period, job cuts have slowed significantly from 691,000 in Q1 and 199,000 in Q3 to just 69,000 in Q4. Employment in both the goods and service sectors were down, by 81,000 and 4,000, respectively. By industry, employment in construction, manufacturing and the retail trade, was down by 53,000, 27,000 and 10,000 respectively. Looking ahead, although the labour market is expected to continue to improve, the unemployment rate is expected to increase from 9.3% in 2009 to 10.0% in 2010.
Consumer Confidence: The Conference Board Consumer Confidence Index improved slightly in January, increasing to 55.9 from 53.6 in December. The Present Situation Index

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
edged up to 25.0 from 20.2, while the Expectations Index rose to 76.5 from 75.9. The rise can be attributed to a decrease in consumers expecting business and labour market to deteriorate rather than expectations of improvement. Consumers who consider business conditions “bad” increased to 46.1% from 45.7%, while those who consider conditions “good” also rose to 9.0% from 7.5%. Consumers claiming jobs are “hard to get” declined to 47.4% from 48.1%, whereas those considering jobs are “plentiful” increased to 4.3% from 3.1%. Respondents expecting business conditions to improve over the next six months decreased to 20.9% from 21.2%, and those expecting conditions to deteriorate increased to 12.7% from 11.8%.
Business Confidence: According to PwC’s Trendsetter Barometer, a quarterly survey of CEOs of privately held, fast-growth companies in the US, businesses appear to be showing some optimism about the US economy in the third quarter of 2009. Optimism regarding the next 12 months rose 9 points to 43% from 34% in the previous period. Similarly, pessimism declined 10 points from 27% to 17%, with 40% of those surveyed remaining uncertain regarding next year. Approximately 77% of the surveyed CEOs cited lack of demand as a major potential obstacle, down 4% from the previous quarter. The percentage of those planning to hire rose from 35% in the second quarter to 48% in the third quarter, producing an expected increase in the workforce of 2.5%, up from 1.4% in the previous quarter.
Exchange Rates: The broad trade-weighted US dollar started its downward trend in February 2002 and bottomed in July 2008. In response to the credit crisis, the flight to the US dollar as a safe-haven currency led a rebound of the greenback, peaking in March 2009 as the stock markets bottomed. Since then, the US dollar has resumed its depreciation. While some economists forecast a temporary rebound in the first quarter of 2010, the US currency is expected to remain weak over the longer term, due in part to the recovery of demand which is expected to increase the current account deficit. The US dollar is expected to average US$1.39:€1.00 in 2009 and decline to US$1.45:€1.0 in 2010.
Housing Starts: Housing starts in the US declined by 4.0% to 557,000 annualized units in December, due largely to the fall in single-detached construction. Housing starts declined 21% on an annualized basis in the fourth quarter of 2009. However, building permit approvals rose 18% year-over-year in the fourth quarter, suggesting construction will improve in January. The recent expansion and extension of the homebuyers’ tax credit program together with the favourable conditions such as low mortgage rates and prices are expected to support housing

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
activity. Housing starts are expected to continue to recover to 740,000 units in 2010, up from 550,000 units in 2009.
European economic conditions1
Gross Domestic Product: The European Union’s economy experienced the first positive GDP growth after five previous quarters of consecutive declines. GDP increased 0.4% in the third quarter of 2009, after declining by 0.2% in the previous period. Despite the GDP growth in Q3, year-over-year GDP contracted by 4.1%, suggesting a long road to recovery. The advance in quarterly GDP growth is mostly attributable to inventories and net exports. Exports increased by 3.1% in the quarter, while imports rose by 3.0%. Inventories, boosted by a slowdown in the pace of destocking, contributed a 0.5% increase to GDP growth in the third quarter of 2009. Declines in domestic demand partially offset the gains in GDP due to falls in investment and private consumption. On a year-over-year basis, private consumption declined 0.2% in the third quarter after experiencing moderate gains in Q2. Investments fell by 0.4% year-over-year in the third quarter. Consumer spending remained muted in the third quarter, with retail sales posting a quarterly decline of 0.5%. Economists project real GDP growth will contract by 3.9% in 2009 before improving moderately to 1.2% in 2010.
Inflation: After dipping to all-time lows in July 2009, inflation has been steadily increasing. Consumer prices increased to 1.0% in January 2010, up 0.1% from the previous month. The moderate rise in inflation rate was primarily driven by increases in energy and food prices. Core inflation, which excludes energy, food, alcohol and tobacco, also increased slightly to 1.1% in December from 1.0% in November. With ongoing deterioration of the labour market

[1]	Bloomberg Forecasts; BNP Paribas – Economic Research Department, EcoFlash: ECB left key policy rate unchanged, December 3, 2009; BNP Paribas – Economic Research Department, EcoFlash: Eurozone Inflation up to 1% in January, January 29, 2010; BNP Paribas – Economic Research Department, EcoFlash: GDP up again in Q3, December 3, 2009; European Central Bank, ECB Monthly Bulletin, January 2010; IMF, World Economic Outlook, October 2009; Scotiabank, Europe Weekly Outlook, January 29, 2010; Scotiabank, International Views, Fourth Quarter 2009

APPENDIX B
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
ECONOMIC OVERVIEW
conditions, it is anticipated that inflation will remain below the official target range of 2% for the remainder of 2010.
Bank Rate: In a coordinated initiative by the central banks, the Governing Council of the European Central Bank (“ECB”) left interest rates unchanged at 1.0% at its meeting on December 3, 2009. The ECB is expected to maintain its benchmark interest rate at the current level of 1.0%, until the first adjustments are anticipated for the third quarter of 2010. The major central banks of Western Europe will begin to shift their monetary policies in 2010. The ECB is forecasted to be the first major bank to raise interest rates and withdraw other forms of monetary stimulus.
Employment: Although initial employment losses were subdued in the beginning of the recession, the European labour markets continued to weaken throughout the period. In December 2009, the unemployment rate reached 10.0% however, the rate of job losses is beginning to stabilize as business sentiment across Europe is becoming less negative. Activity in the manufacturing, services and retail sectors improved and offset further deterioration in the construction industry. Economists expect further cuts to employment levels in Europe at least until mid-2010. Workers in displaced jobs will have difficulty re-entering the labour force, especially in Europe and some emerging economies. Economists project the unemployment rate will reach 9.4% in 2009 and 10.5% in 2010.
Exchange Rates: The euro currency weakened considerably in December. The depreciation in the US/euro exchange rate has been broadly based, and attributable to the broad-based appreciation of the U.S dollar against some major global currencies. However, the euro is expected to appreciate against the US dollar in 2010, facilitating appreciations of the British pound and other European currencies. The US/Euro exchange rate is expected to break the US$1.45:€1.0 threshold as the political environment in the US intensifies, driving down the US dollar. Economists project the euro will moderate to US$1.43:€1 in 2009 and US$1.42:€1.0 in 2010, down from US$1.46:€1.0 in the last half of 2008.

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Appendix C forms an integral part of and must be read in conjunction with PwC’s report dated February 9, 2010. In particular, detailed discussions with respect to assignment background, limiting conditions, scope of review, major assumptions and Management representations, which are integral to this valuation, are contained within the Report.
Overview
There are three basic, generally-accepted approaches for valuing a business, business ownership interest or security:
The Asset-Based Approach;
The Income/Cash Flow Approach; and
The Market Approach.
In certain cases, a combination of two or three of the foregoing approaches may be appropriate.
Asset-Based Approach
The Asset-Based Approach is adopted where one of the following is the case:
•	Liquidation is contemplated because the business is not viable as an ongoing operation;

•	The nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities or investment holding company, etc.); or

•	There are no indicated earnings/cash flows to be capitalized.
If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario (“Adjusted Net Asset Method”) or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.
In applying the Adjusted Net Asset Method, each asset and liability appearing on the balance sheet is written up or down, as the case may be, to its respective current or fair market value as of the valuation date, on a going-concern (as opposed to a liquidation) basis. Corporate income

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
taxes relating to the above adjustments are notionally deducted (or added), depending on the circumstances, to arrive at adjusted shareholders’ equity on a net basis.
Income/Cash Flow Approach
The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the business operations, if the business is a “going concern”.
The Income/Cash Flow Approach is adopted where the business being valued is earning a fair return on its capital employed and the notional purchaser wishes to acquire the future indicated earnings/cash flow stream generated by the enterprise. That is, the earnings value of a going concern is based upon the yield to an investor, at the desired rate of return on the investment, having regard to a number of “internal” and “external” factors relating to the future prospects of the business, the rates of return on alternative investments, the degree of risk involved, the liquidity of the investment, etc.
Anticipated benefits are converted to value using procedures that consider the expected growth and timing, the risk profile of the benefits stream and the time value of money. The conversion of the benefits stream to value normally requires the determination of a capitalization rate or discount rate (rate of return). In determining the appropriate rate, consideration is given to such factors as interest rates, rates of return anticipated by investors on alternative investments, the risk characteristics of the anticipated benefits of the subject entity, etc. Typically, the rate of return or discount rate used is consistent with the anticipated benefits.
The earning power of a viable going concern is usually greater than the aggregate values of its individual tangible assets because of the value-in-use of both the intangibles and the tangible assets viewed together.
The more common methodologies, or techniques, applied under the Income/Cash Flow Approach are:
•	Capitalizing operating earnings or cash flow, applying either the Capitalized Earnings Method or the Capitalized Cash Flow Method respectively (or variations thereof such as capitalized Earnings Before Tax (“EBT”), capitalized Earnings Before Interest and Taxes (“EBIT”), capitalized Earnings Before

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Interest (“EBI”) or capitalized Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Earnings After Tax (“EAT”)); and

•	Discounting the future stream of benefits, applying the Discounted Cash Flow (“DCF”) Method.
Capitalized Earnings Method
To determine the value of a business applying the Capitalized Earnings Method, the reported earnings, usually for a representative period of preceding years (which should generally serve as a guide to future trends), are adjusted in respect of:
•	Extraordinary, non-recurring and unusual items that would otherwise distort the estimate of future profits;

•	Non-arm’s-length transactions that may be of an uneconomic or discretionary nature);

•	Consistency with the operating conditions that are expected to prevail; and

•	Additions to, or reductions in, capital employed.
Where there is a definite trend in the sales patterns and adjusted earnings, the normalized earnings may be weighted (in order to place more emphasis on the most recent or indicative years) to arrive at a likely trend of annual, future earnings. These adjusted results are then multiplied (capitalized) by a price/earnings multiple (capitalization factor) in order to arrive at the capitalized earnings value, or going-concern value of the operations. To this amount, the net realizable value of any redundant assets or liabilities is added (or deducted) to arrive at the en bloc value of all of its issued and outstanding shares (and other forms of equity capital, as appropriate).
Capitalized Cash Flow Method
To determine the value of a business applying the Capitalized Cash Flow Method, operating cash flow, derived from the elimination of non-cash items such as depreciation, amortization and deferred taxes, is substituted for earnings from operations and then further refined into “discretionary”, “net”, or “free” cash flow, which is then capitalized. This approach also assumes a level of recurring (annual) capital reinvestment, or ongoing capital maintenance, to sustain operations at existing volume levels (referred to as sustaining capital reinvestment). Since a notional purchaser in the marketplace would be concerned with the cash in-flows and

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
out-flows of the business, the Cash Flow Method can often be more reliable than the Capitalization of Earnings Method in valuing a going concern under the Income/Cash Flow Approach, particularly when there are substantial non-cash expenses such as depreciation, amortization and deferred income taxes.
Bases, such as EBIT or EBITDA, may be used in the Capitalized Earnings/Cash Flow Method. These variations on earnings or cash flow can eliminate some of the subjectivity that necessarily occurs when assessing the financial structure of a business concern as a component of going concern value.
Discounted Cash Flow Method
The DCF Method is generally appropriate in situations where the entity’s cash flows can be reasonably estimated and are expected to differ significantly from the current situation (due to, for example, expansion of capacity, significant change of management and/or financial structure, cessation or sale of a portion of a business, or where the subject of the valuation has a finite life).
Under the DCF Method, projected future earnings or cash flows are discounted by the desired rate of return, which considers a number of internal and external factors relating to the business being valued, as well as the time-value of money. In effect, the rate of return has regard to the various risks attached to, and the opportunity costs of, acquiring the business.
In addition, if appropriate, the residual, or “terminal”, value of the business/assets at the end of the projection period is included in the calculation, as there is an assumption that the assets purchased will ultimately be disposed of (converted to cash). To the extent that the sales proceeds of such assets form all or part of the return of the initial purchase price, such proceeds are considered in the same manner as other income/cash in-flows received during the period and would be discounted back to the valuation date accordingly.
Market Approach
The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate:
•	The Guideline Public Company Method,

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
•	The Merger and Acquisition Method; and

•	Analyses of prior transactions of ownership interests in the subject entity.
The Guideline Public Company Method
The Guideline Public Company Method is a method whereby market multiples are derived from market prices of actively traded stocks of companies that are engaged in the same or similar lines of business. Under this method, guideline company data is gathered in order to develop value measures that can be applied to the subject company’s financial data, in order to reach an indication of value for the issued shares of the subject entity. To the extent that the risk associated with an investment in the subject entity is different from that of the guideline companies, subjective adjustments are made to the market-based ratios to reflect such differences.
Merger and Acquisition Method
Under the Merger and Acquisition Method, valuation ratios are derived from open-market transactions of significant interests in entities engaged in the same or similar lines of business as the subject entity.
The factors considered in judging a reasonable basis for comparing the subject to similar businesses, business ownership interests, or securities that have been sold in the open market include:
•	Sufficient similarity of qualitative and quantitative investment characteristics;

•	Extent and verifiability of data known about the similar investment;

•	Whether or not the price of the similar investment was obtained in an arm’s-length transaction, as a result of a forced or distressed sale, or other fact or situation that may not provide evidence of fair market value; and

•	The relevance of market conditions existing at the transaction date and those at or proximate to the valuation date for purposes of the subject valuation.

APPENDIX C
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF VALUATION METHODOLOGIES
Prior Transactions of Shares of the Subject Entity
When relevant, this method includes the analysis of any prior transactions in the ownership of the subject entity within a meaningful timeframe. In this regard, a review is performed to determine, among other things, whether:
•	The transaction was at arm’s length;

•	It was the result of a forced or distressed sale (or purchase), it represented a minority or control position;

•	It represented a minority or control position;

•	It was pursuant to the terms of a buy/sell agreement or put option; and

•	The market conditions at the time of the transaction were consistent with those at the effective valuation date.

APPENDIX D
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
WORKING CAPITAL ANALYSIS
The historical working capital as a percentage of revenue of somewhat comparable public companies in the toy industry is presented below:
Historical Working Capital as a % of LTM Revenue

	2005	2006				2007				2008				2009
	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.	Dec.	Mar.	Jun.	Sep.

Mattel Inc.	23%	23%	25%	30%	29%	28%	28%	21%	18%	25%	24%	24%	22%	21%	21%	27%
Hasbro Inc.	36%	36%	16%	15%	32%	32%	25%	28%	28%	23%	22%	19%	21%	21%	25%	28%
JAKKS Pacific Inc.	49%	37%	39%	43%	44%	38%	38%	46%	47%	42%	37%	43%	39%	36%	31%	43%
RC2 Corp.	26%	22%	23%	28%	29%	25%	25%	15%	12%	9%	6%	30%	30%	25%	26%	43%
MEGA Brands Inc.	46%	35%	30%	35%	34%	29%	36%	38%	22%	28%	33%	53%	36%	33%	32%	42%

Average	36%	31%	27%	30%	34%	30%	30%	30%	25%	25%	24%	34%	30%	27%	27%	37%
Median	36%	35%	25%	30%	32%	29%	28%	28%	22%	25%	24%	30%	30%	25%	26%	42%

Source: CapitalIQ	Working capital = cash + accounts receivable + other receivables + inventories + prepaid expenses - bank indebtedness - accounts payable - accrued expenses

APPENDIX E
OPTIMAL GROUP INC.
FORMAL VALUATION AS AT DECEMBER 31, 2009
OVERVIEW OF THE VALUATION METHODOLOGIES
The trading multiples of somewhat comparable public companies in the toy industry are presented below:
(in millions of US dollars, except per share data)

			Stock
			Price			Total		Total
		Fiscal	as at			Debt /	Total	Debt			LTM		LTM Net			TEV	TEV
	Last	year-	Jan. 19,	Market		Total	Debt /	LTM	LTM	LTM	EBITDA	LTM EBIT	Income			LTM	LTM	NTM	NTM+1
Name	Quarter	end	2010	Capitalization	TEV	Capital	TEV	EBITDA	Revenue	EBITDA	Margin	Margin	Margin	P/B	P/E	Revenue	EBITDA	EBITDA	EBITDA

Mattel Inc.	31/12/2009	31/12/2009	20.78	7,512	7,147	9%	11%	0.8	5,431	900	17%	13%	10%	3.1	20.0	1.3	7.9	7.1	6.6
Hasbro Inc.	27/09/2009	28/12/2008	32.33	4,475	5,345	21%	22%	1.7	3,924	670	17%	13%	8%	3.0	16.1	1.4	8.0	7.6	7.7
JAKKS Pacific Inc.	30/09/2009	31/12/2008	11.49	321	265	23%	37%	5.1	874	19	2%	-2%	NM	0.9	NM	0.3	13.8	4.9	3.1
RC2 Corp.	30/09/2009	31/12/2008	15.18	325	293	16%	20%	1.1	422	56	13%	10%	NM	1.4	NM	0.7	5.2	4.8	4.5
MEGA Brands Inc.	30/09/2009	31/12/2008	0.69	25	413	94%	97%	NM	333	NM	NM	NM	NM	NM	NM	1.2	NM	NM	NM

Average (excluding not meaningful values)						33%	37%	2.2			12%	9%	9%	2.1	18.0	1.0	8.7	6.1	5.5
Median						21%	22%	1.4			15%	11%	9%	2.2	18.0	1.2	8.0	6.0	5.5

Optimal Group Inc.	30/09/2009	31/12/2008	1.75	9	5	65%	352%	NM	96	NM	NM	NM	NM	0.2	NM	0.1	NM	N.A.	N.A.
Notes
Total Enterprise Value = TEV = Market Capitalization + Short-term debt + Long-term debt + Preferred Equity + Minority Interest — Cash and Equivalents
Total Capital = Market Capitalization + Total Debt
LTM = Last Twelve Months
NTM = Next Twelve Months since Fiscal Year-End
NTM+1 = Next Twelve Months +1 since Fiscal Year-End
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
P/B = Price to Book Value
P/E = Price to Diluted Earnings per Share excluding Extra Items
NM = Not meaningful
N.A. = Not available
Sources: Capital IQ